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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Air Methods Corporation
(Name of Subject Company)

Air Methods Corporation
(Name of Person Filing Statement)

Common Stock, $0.06 par value per share
(Title of Class of Securities)

009128307
(CUSIP Number of Class of Securities)

Crystal L. Gordon, Esq.
Executive Vice President, General Counsel and Secretary
Air Methods Corporation
7211 South Peoria
Englewood, Colorado 80112
(303) 792-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay
Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

(a)
Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Air Methods Corporation, a Delaware corporation ("Air Methods," the "Company" or "we"). Air Methods' principal executive offices are located at 7211 South Peoria, Englewood, Colorado 80112, and its telephone number is (303) 792-7400.

(b)
Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is Air Methods' shares ("Shares") of common stock, par value $0.06 per share ("Common Stock"). As of March 20, 2017, the latest practicable date prior to the filing of this Schedule 14D-9, there were:

  •
  36,644,628 Shares issued and outstanding (including 214,563 Shares subject to lapsing rights or repurchase ("Restricted Shares"));

  •
  1,083,796 Shares issuable upon the exercise of outstanding options ("Options") granted and outstanding under the Company's Second Amended and Restated Air Methods Corporation 2006 Equity Compensation Plan (the "2006 Plan") and the Air Methods Corporation 2015 Equity Incentive Plan (the "2015 Plan");

  •
  75,561 Shares issuable upon the settlement of outstanding restricted stock units ("RSUs") under the 2006 Plan and the 2015 Plan;

  •
  244,592 Shares issuable upon the settlement of outstanding performance share units ("PSUs") under the Air Methods Corporation Performance Pay Plan (the "Performance Pay Plan") and the 2015 Plan (assuming achievement at the maximum level); and

  •
  no shares of preferred stock, par value $1.00 per Share, outstanding.

Item 2.    Identity and Background of Filing Person.

(a)
Name and Address.

        The name, business address and business telephone number of Air Methods, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information—Name and Address" above. The Company's website address is www.airmethods.com. The information on the Company's website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(b)
Tender Offer.

        This Schedule 14D-9 relates to the tender offer by ASP AMC Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of ASP AMC Intermediate Holdings, Inc., a Delaware corporation ("Parent"), which is beneficially owned by certain affiliated funds managed by American Securities LLC, a New York limited liability company ("American Securities"), to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding Shares at a purchase price of $43.00 per Share in cash, net of applicable withholding taxes and without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2017 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" which, together with the Offer to Purchase, constitutes the "Offer"). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company's stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the "SEC") on March 23, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the "Schedule TO").

        The Offer and withdrawal rights will expire at 5:00 p.m. Eastern Time on April 20, 2017 (the "Expiration Time", unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (defined below), in which event, "Expiration Time" will mean the latest time and date at which the Offer, as so extended or earlier terminated by Purchaser, will expire).

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 14, 2017 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among Parent, Purchaser and the Company. A summary of the material terms of the Merger Agreement is contained in Section 11—"Purpose of the Offer and Plans for Air Methods; Transaction Documents" of the Offer to Purchase. The Offer is conditioned upon the satisfaction or waiver of certain conditions, including that the number of Shares validly tendered (and not properly withdrawn) prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received", as defined by Section 251(h)(6) of the Delaware General Corporation Law (the "DGCL")), together with Shares then owned by Purchaser, represents at least one Share more than 50% of the then outstanding Shares (the "Minimum Condition"). The conditions of the Offer are described further in Section 13—"Conditions of the Offer" of the Offer to Purchase.

        The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer and the Merger Agreement, promptly (and, in any event, no later than 9:00 a.m., New York City Time, of the next business day) after the Expiration Time, Purchaser will, and Parent will cause Purchaser to, accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time (the time of acceptance for payment, the "Offer Acceptance Time"). As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger") without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation (the "Surviving Corporation") in the Merger and thereby becoming a wholly-owned subsidiary of Parent. Upon the consummation of the Merger (the "Effective Time"), the Company will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The Merger will be effected pursuant to Section 251(h) of the DGCL. As a result of the Merger, each Share (other than Shares (i) owned by Parent or Purchaser at the commencement of the Offer and immediately prior to the Effective Time, (ii) owned by the Company as treasury stock at the commencement of the Offer and immediately prior to the Effective Time or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such Shares in accordance with, and complies in all respects with, Section 262 of the DGCL) will be converted automatically into the right to receive the Offer Price. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, excluding the Financing (as defined below), are collectively referred to as the "Transactions."

        In connection with the Transactions, Parent has obtained debt financing commitments from third-party banks (as described in Section 12—"Source and Amount of Funds—Debt Financing" of the Offer to Purchase, the "Debt Financing") and equity financing commitments from certain affiliated funds managed by American Securities (as described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Equity Financing Commitment and Limited Guarantee Letter" of this Schedule 14D-9, which is incorporated by reference herein, the "Equity Financing" and together with the Debt Financing, the "Financing"), in each case to fund the Transactions. The Merger Agreement requires Parent and Purchaser to use reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing commitments.

        The Offer is made only for Shares and is not made for any Restricted Shares, Options, RSUs or PSUs. The Merger Agreement provides that each Option, Restricted Share, RSU and PSU (collectively, the "Company Equity Awards") that is outstanding as of immediately prior to the consummation of the Offer will become fully vested (except that, in the case of a PSU, such awards shall vest assuming performance had been achieved at the greater of Target Level (as defined in the Merger Agreement) and actual performance measured through the Effective Time) as of immediately prior to, and contingent upon, the consummation of the Offer and will be canceled and converted into the right to receive the Offer Price (less the applicable exercise price in the case of Options) in cash (net of applicable withholding taxes and without interest) payable in respect of each Share subject to such Company Equity Award immediately before the Effective Time. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards," which is incorporated by reference herein.

        According to the Offer to Purchase, the principal office of Purchaser is located at c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171, and its telephone number is 212-476-8000, and the principal office of Parent is located at c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171 and its telephone number is 212-476-8000.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the information set forth in Section 11—"Purpose of the Offer and Plans for Air Methods; Transaction Documents" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, and is incorporated herein by reference.

        For the reasons described below, Company's Board of Directors (the "Board of Directors") supports the Offer, the Merger and the other Transactions and recommends that the Company's stockholders tender their Shares to Purchaser pursuant to the Offer.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

        Parent has had preliminary discussions with the Chief Executive Officer of the Company about potentially investing in Parent in connection with the closing of the Transactions. The terms of such investment have not yet been discussed and there is currently no commitment to make such an investment or to accept such investment.

        Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no other material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a)
Arrangements between the Company and its Executive Officers, Directors, and Affiliates.

        Our executive officers, directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. The Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see "Item 4. The Solicitation or Recommendation—Reasons for Recommendation" of this Schedule 14D-9). As described in more detail below, these interests include:

  •
  the accelerated vesting and payment in respect of Company Equity Awards;

  •
  the potential receipt of certain payments and benefits under individual employment agreements upon certain types of terminations of employment following the consummation of the Transactions; and

  •
  the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

        For further information with respect to the arrangements between the Company and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors and affiliates, please see the information under the heading "Proposal No. 3 Advisory Vote on Executive Compensation" of the Company's Definitive Proxy Statement on Schedule 14A, filed by the Company on April 29, 2016, and the information under the heading "Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers" of the Current Reports on Form 8-K filed by the Company on June 1, 2016 and July 8, 2016, which excerpts are incorporated herein by reference as Exhibits (e)(28) and (e)(29), respectively.

Outstanding Shares Held by Directors and Executive Officers

        If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

        The following table sets forth (i) the number of Shares beneficially owned as of March 20, 2017 by each of our executive officers and directors (which, for clarity, excludes Restricted Shares and Shares subject to issuance pursuant to granted and outstanding Options, RSUs and PSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Aaron D. Todd	62,900	2,704,700
Peter P. Csapo	—	—
Michael D. Allen	24,548	1,055,564
Crystal L. Gordon	4,337	186,491
David M. Doerr	5,000	215,000
Sharon Keck	23,547	1,012,521
Ralph J. Bernstein	2,737,216	117,700,288
Mark D. Carleton	13,969	600,667
John J. Connolly, Ed.D	5,774	248,282
Jeffrey A. Dorsey	5,774	248,282
Claire M. Gulmi	1,016	43,688
C. David Kikumoto	68,441	2,942,963
Morad Tahbaz	40,823	1,755,389
Joseph E. Whitters	7,500	322,500
MG Jessica L. Wright, USA (Ret.)	—	—
All of our current directors and executive officers as a group	3,000,845	129,093,335

Treatment of Company Equity Awards

        Options.    Pursuant to the Merger Agreement, as of the Effective Time, each Option outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, will be, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Option, canceled, extinguished and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of the applicable Option ("Option Consideration") multiplied by the aggregate number of Shares subject to such Option immediately before the Effective Time. Any such Option with a per Share exercise price equal to or greater than the Offer Price will be canceled for no consideration.

        Restricted Shares.    Pursuant to the Merger Agreement, as of the Effective Time, each Restricted Share outstanding immediately prior to the Effective Time, will be, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Restricted Share, vested and all restrictions thereon will lapse in full as of immediately before the Effective Time; and each such Restricted Share will be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Offer Price.

        Restricted Stock Units.    Pursuant to the Merger Agreement, as of the Effective Time, each RSU outstanding immediately prior to the Effective Time will be, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that RSU, vested and all restrictions thereon will lapse in full as of immediately before the Effective Time; and each such RSU will be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Offer Price multiplied by the aggregate number of Shares subject to such RSU immediately before the Effective Time.

        Performance Stock Units.    Pursuant to the Merger Agreement, as of the Effective Time, each PSU that is outstanding immediately before the Effective Time, will be, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that PSU, vested and all restrictions thereon will lapse for such PSU as of immediately before the Effective Time; and each such PSU will be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Offer Price multiplied by the aggregate number of Shares subject to such PSU immediately before the Effective Time (assuming performance had been achieved at the greater of Target Level and actual performance measured through the Effective Time).

        At or prior to the consummation of the Offer, the Company, the Board of Directors and the Compensation Committee of the Board of Directors, as applicable, will adopt any resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards.

        Since January 23, 2017 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, or the vesting or settlement of Restricted Shares, RSUs or PSUs, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

        The table below sets forth, for each of our executive officers and directors holding Options as of March 20, 2017 (i) the aggregate number of Shares subject to such Options and (ii) the value of cash amounts payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Option Consideration by the number of Shares subject to such Options.

Name of Executive Officer or Director	Number of Shares Subject to Vested Options (#)	Weighted- Average Exercise Price Per Share ($)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Weighted Average Exercise Price Per Share ($)	Cash Consideration for Unvested Options ($)	Total Cash Consideration for Options in Merger ($)
Aaron D. Todd	30,698	44.03	—	93,636	46.56	189,130	189,130
Peter P. Csapo	—	—	—	13,892	36.32	92,799	92,799
Michael D. Allen	12,279	44.03	—	38,959	45.62	94,561	94,561
Crystal L. Gordon	8,869	44.03	—	28,136	45.62	68,293	68,293
David M. Doerr	20,915	44.16	—	34,630	45.62	84,057	84,057
Sharon Keck	6,822	44.03	—	14,351	45.46	31,520	31,520
Ralph J. Bernstein	20,698	44.78	23,566	7,319	34.63	61,260	84,826
Mark D. Carleton	20,698	44.78	23,566	7,319	34.63	61,260	84,826
John J. Connolly, Ed.D.	21,598	44.18	34,921	7,319	34.63	61,260	96,181
Jeffrey A. Dorsey	21,598	44.18	34,921	7,319	34.63	61,260	96,181
Claire M. Gulmi	6,980	46.75	—	7,319	34.63	61,260	61,260
C. David Kikumoto	25,492	45.50	26,903	8,649	34.63	72,392	99,295
Morad Tahbaz	20,698	44.78	23,566	7,319	34.63	61,260	84,826
Joseph E. Whitters	—	—	—	7,319	34.63	61,260	61,260
MG Jessica L. Wright, USA (Ret.)	—	—	—	7,319	34.63	61,260	61,260

        The table below sets forth, for each of our executive officers and directors holding Restricted Shares, RSUs and PSUs as of March 20, 2017, (i) the aggregate number of Shares subject to such Restricted Shares, RSUs and PSUs (with the number of Shares subject to PSUs based on deemed achievement of all applicable performance goals at the greater of (x) the Target Level of performance for each such PSU and (y) the estimated actual level of performance determined as of March 20, 2017 (assuming the closing of the Transactions as of such date and subject to the terms of the grant)) and (ii) the value of cash amounts payable in respect of such Restricted Shares, RSUs and PSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such Restricted Shares, RSUs, and PSUs (with the number of Shares subject to PSUs based on deemed achievement of all applicable performance goals at the greater of (x) the Target Level of performance for each such PSU and (y) the estimated actual level of performance determined as of March 20, 2017 (assuming the closing of the Transactions as of such date and subject to the terms of the grant)). All Restricted Shares, RSUs and PSUs currently held by our executive officers and directors as of March 20, 2017, are unvested.

Name of Executive Officer or Director	Number of Restricted Shares (#)	Cash Consideration for Restricted Shares ($)	Number of RSUs (#)	Cash Consideration for RSUs ($)	Number of PSUs (#)	Cash Consideration for PSUs ($)
Aaron D. Todd	48,146	2,070,278	7,931	341,033	43,323	1,862,889
Peter P. Csapo	16,939	728,377	4,001	172,043	8,002	344,086
Michael D. Allen	19,055	819,365	3,966	170,538	18,555	797,865
Crystal L. Gordon	18,084	777,612	2,864	123,152	13,400	576,200
David M. Doerr	25,446	1,094,178	3,525	151,575	16,493	709,199
Sharon Keck	13,309	572,287	1,322	56,846	7,344	315,792
Ralph J. Bernstein	1,059	45,537	—	—	—	—
Mark D. Carleton	1,059	45,537	—	—	—	—
John J. Connolly, Ed.D	1,059	45,537	—	—	—	—
Jeffrey A. Dorsey	1,059	45,537	—	—	—	—
Claire M. Gulmi	1,059	45,537	—	—	—	—
C. David Kikumoto	1,251	53,793	—	—	—	—
Morad Tahbaz	1,059	45,537	—	—	—	—
Joseph E. Whitters	1,059	45,537	—	—	—	—
MG Jessica L. Wright, USA (Ret.)	1,059	45,537	—	—	—	—

Employment Arrangements

        Each of our executive officers is entitled to certain change in control severance benefits pursuant to his or her employment agreement, the terms and conditions of which are described below (the "Executive Agreements"). The Transactions, if and when consummated, will constitute a change in control under each of these agreements that provides for change-in-control related benefits. The Executive Agreements also contain customary terms, including the executive's title and base salary, certain additional compensation and benefits, and customary restrictive covenants.

        In the event that an executive officer's employment is terminated by us without "cause" or if the executive officer resigns for "good reason," in either case within twelve months following a change in control transaction, then, subject to the executive's execution of an irrevocable release of claims in favor of the Company and compliance with certain restrictive covenants, the executive will be entitled to the following severance payments and benefits (in addition to any earned but unpaid annual bonus (payable for Mr. Csapo only) and accrued but unused vacation pay):

  •
  a cash severance amount, paid in a lump sum or installments as detailed in the table below; and

  •
  a company subsidy of COBRA coverage for a period of time post-termination, as detailed in the table below.

Name	Cash Severance Formula	Severance Payment Schedule	Period of COBRA Subsidy
Aaron D. Todd	3 times the sum of base salary and average bonus	Installments per payroll over 3 years	18
Michael D. Allen	2 times the sum of base salary and average bonus	Installments per payroll over 2 years	12
Crystal L. Gordon	2 times the sum of base salary and average bonus	Installments per payroll over 2 years	12
David M. Doerr	2 times the sum of base salary and average bonus	Installments per payroll over 2 years	12
Sharon J. Keck	2 times the sum of base salary and average bonus	Installments per payroll over 2 years	12
Peter P. Csapo	2 times the sum of base salary and average bonus	Single lump sum payment on the first payroll date following the 60th day after termination of employment	12

        The average bonus amount is equal to the highest annual average of the annual bonuses earned by the executive for performance in any two consecutive fiscal years in the last three completed fiscal years immediately preceding the fiscal year in which the date of termination occurs for which bonuses have been paid or are payable (or the last two fiscal years immediately preceding the fiscal year in which the date of the change in control occurs for which bonuses have been paid or are payable, if greater). For Mr. Csapo only, if his termination or the change in control is prior to January 1, 2019, his average bonus is calculated using, for each of the prior three fiscal years in the applicable period, a percentage of his target annual bonus equal to the average percentage of the target annual bonus earned by each of the other named executive officers for each such year. Mr. Csapo would also be entitled to a prorated bonus based on actual performance if he were to be terminated at least six months after the beginning of the fiscal year of termination.

        In the event that any severance or other amounts paid to an executive officer pursuant to the Executive Agreements or otherwise would constitute a "parachute payment" and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code as of 1986, as amended (the "Code"), then there will be a comparison of the amounts that would be payable to the executive on an after tax basis (including the excise tax under Section 4999 of the Code) if such payments were (i) reduced to the largest payment possible without the imposition of an excise tax under Section 4999 of the Code or (ii) paid in full to the executive officer, and if the amount in (ii) exceeds the amount in (i) by $50,000 or more than the executive shall receive all payments in full, and if not, then the executive shall receive the largest payment possible without the imposition of an excise tax under Section 4999 of the Code.

        For purposes of the Executive Agreements, "cause" generally includes of any of the following:

  •
  the executive officer's acts of gross negligence or willful misconduct in the course of such executive officer's employment that is injurious to the Company;

  •
  the executive officer's material breach of (A) the terms and conditions of the employment agreement (subject to a 10-day cure period) or (B) any non-competition, non-interference, non-disclosure, confidentiality or other similar provision contained in the employment or in any other agreement executed by the executive officer with the Company;

  •
  the executive officer's failure or refusal to perform substantially the executive officer's material duties or responsibilities (subject to a 10-day cure period);

  •
  the executive officer's engaging in conduct that results (or will result if continued) in material injury to the reputation of the Company, including commission of misappropriation, fraud, embezzlement, or other crime involving moral turpitude; or

  •
  the executive officer's conviction of, or pleading "guilty" or "no contest" to a felony under United States state or federal law.

        For purposes of the Executive Agreements, "good reason" generally means the occurrence of any of the following without the executive officer's express written consent:

  •
  a reduction in the executive officer's annual base salary unless the annual base salaries of all other executive officers are proportionately decreased;

  •
  a change in the executive officer's principal place of employment to a location more than fifty miles from such executive officer's principal place of employment;

  •
  any willful breach by the Company of any material provision of the employment agreement; or

  •
  a significant reduction in the then-effective responsibilities of the executive officer.

        Before resigning for good reason, the executive officer must give written notice to the Company of the existence of such condition within ninety days of the initial existence of the condition and the Company must be given at least thirty days to cure the condition.

        During an executive officer's employment with us and for the one-year (18 months for Mr. Todd) period following the termination of employment, regardless of the reason, such executive officer will be prohibited from soliciting or hiring, as applicable, our directors, key advisors, officers, employees or consultants or participating in any business that is competitive with our business. In addition, the executive officers are also subject to covenants pertaining to non-disclosure of confidential information and non-disparagement which covenants survive the termination of their employment indefinitely.

        The descriptions above are qualified in their entirety by reference to the Executive Agreements, which are filed as Exhibits (e)(13) through (e)(17) and (e)(19) through (e)(26) hereto and incorporated herein by reference.

        Although it is not currently anticipated that any of our executive officers will experience a termination of employment in connection with the consummation of the Transactions, we estimate that the aggregate amount payable to our executive officers pursuant to the terms of their respective Executive Agreements (excluding the value of accelerating Company Equity Awards) would equal approximately $9,684,498, assuming that the consummation of the Transactions was March 20, 2017, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions.

Golden Parachute Compensation—Quantification of Potential Payments to the Company's Named Executive Officers in Connection with the Transactions

Background

        This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our "named executive officers" disclosed in the Annual Report on Form 10-K for the year ended December 31, 2016. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

        To the extent that any of our named executive officers' compensation arrangements are described in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates-Employment Arrangements" of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer's golden parachute compensation as of March 20, 2017, calculated in accordance with the SEC's rules on disclosing golden parachute compensation, assume the following:

  •
  consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

  •
  the change in control was consummated on March 20, 2017, the latest practicable date prior to the filing of this Schedule 14D-9;

  •
  each named executive officer's employment is terminated without "cause" or with "good reason" immediately following the change in control; and

  •
  the value of the vesting acceleration of the named executive officers' equity awards is calculated using the Offer Price.

        The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the named executive officer that are vested prior to the consummation of the Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers
Aaron D. Todd	3,886,009	4,463,330	24,770	8,374,109
Michael D. Allen	1,547,518	1,882,286	12,001	3,441,805
Trent J. Carman	0	0	0	0
Crystal L. Gordon	1,202,740	1,606,517	17,343	2,826,600
David M. Doerr	1,401,357	2,039,869	17,366	3,458,592
Peter P. Csapo	1,558,028	1,337,305	17,366	2,551,698

(1)
Under relevant SEC rules, we are required to provide information in this table with respect to our "named executive officers," who are generally the individuals whose compensation was required to be reported in the summary compensation table included in our most recent annual report. While disclosure is therefore required with respect to Mr. Trent Carman, our former Chief Financial Officer and Treasurer, in that annual report, Mr. Carman terminated employment with us in June 2016 and will not receive any compensation that is based on or otherwise relates to the Offer and the Merger.

(2)
The amount listed in this column represents the pre-tax value of the cash severance amount payable to the named executive officers, which consists of the following components (in addition to any earned but unpaid annual bonus (payable for Mr. Csapo only) and accrued but unused vacation pay):

(a)
A cash severance payment equal to two times (three times for Mr. Todd) the sum of (a) base salary plus (b) average bonus, payable in equal installments over a period consisting of 24 months (36 months for Mr. Todd) following termination in accordance with the Company's normal payroll practices (except for Mr. Csapo, whose cash severance payment is paid in a single lump sum on the first payroll date following the sixtieth day after termination). The average bonus amount is equal to the highest annual average of the annual bonuses earned by executive for performance in any two consecutive fiscal years in the last three completed fiscal years immediately preceding the fiscal year in which the date of termination occurs for which bonuses have been paid or are payable (or the last two fiscal years immediately preceding the fiscal year in which the date of the change in control occurs for which bonuses have been paid or are payable, if greater). For Mr. Csapo only, his average bonus is calculated using, for each of the prior three fiscal years in the applicable period, a percentage of his target annual bonus equal to the average percentage of the target annual bonus earned by each of the other named executive officers for each such year. If Mr. Csapo were to be terminated at least six months after the beginning of the fiscal year of termination, on the next annual bonus payment date immediately following the end of such fiscal year, he would have been entitled to a prorated bonus based on actual performance.

  (b)
  All components of the cash amount are "double-trigger" (i.e., they are contingent upon a qualifying termination of employment following the consummation of the Transactions). As a condition of receiving the severance benefits under the Executive Agreements, the named executive officers must execute a release of claims and comply with restrictive covenants concerning non-solicitation of our employees or participating in any business that is competitive with our business for one year (18 months for Mr. Todd) following the applicable date of termination. In addition, the executive officers are also subject to covenants pertaining to non-disclosure of confidential information and non-disparagement which covenants survive the termination of their employment indefinitely.

(3)
As described in more detail in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards" of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a "single-trigger" basis with respect to all unvested Options, Restricted Shares, RSUs and PSUs (in the case of PSUs, based on the deemed achievement of all applicable performance goals at the greater of (i) the Target Level of performance for each such PSU and (ii) the estimated actual level of performance determined as of March 20, 2017 (assuming the closing of the Transactions as of such date and subject to the terms of the grant)) held by such named executive officer as of March 20, 2017, the latest practicable date before the filing of this Schedule 14D-9, as described in more detail in the tables above under "—Treatment of Company Equity Awards." Such unvested Company Equity Awards are valued based on the Offer Price in respect of Shares subject to such Options, Restricted Shares, RSUs and PSUs on a pre-tax basis at the Effective Time. With respect to Options, this amount represents the value of cash amounts payable in respect of such Options, calculated on a pre-tax basis by multiplying (i) the Option Consideration by (ii) the number of unvested Shares subject to such Options. With respect to Restricted Shares, RSUs and PSUs, this amount represents the value of cash amounts payable in respect of such Restricted Shares, RSUs and PSUs, calculated on a pre-tax basis by multiplying the Offer Price by the number of unvested Shares subject to such Restricted Shares, RSUs and PSUs (in the case of PSUs, based on the deemed achievement of all applicable performance goals at the greater of (i) the Target Level of performance for each such PSU and (ii) the estimated actual level of performance determined as of March 20, 2017 (assuming the closing of the Transactions as of such date and subject to the terms of the grant)).

(4)
Under their employment agreements, upon a qualifying termination of employment, subject to making an effective COBRA election regarding group health insurance, the Company shall pay for the cost of COBRA coverage for a period of up to 18 months for Mr. Todd and 12 months for the other named executive officers. Such benefits are "double-trigger" and are subject to the same conditions as the cash severance payment described above.

Employee Benefits

        Pursuant to the Merger Agreement, from and after the Effective Time, Parent is required to honor, and will cause the Surviving Corporation to honor, all employee plans and all employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Effective Time, subject to any amendment thereof that may be permitted by such plan and except as provided by the Merger Agreement, and will assume any employee plans that require or contemplate assumption by their terms by an acquirer or successor. Parent will provide, or will cause to be provided, to each Company employee immediately before the Effective Time (including any of our executive officers) who is employed by the Surviving Corporation or any subsidiary of the Surviving Corporation immediately following the Effective Time (which we refer to as "Continuing Employees") for a period of not less than one year following the Effective Time, a base salary and wage rate that is not less than that provided to such employee immediately prior to the closing, incentive pay opportunities, including bonus and commission opportunities, but not including equity and equity-based awards that are no less favorable that those provided to such employee immediately prior to the Effective Time, and other compensation employee benefits (excluding equity and equity-based awards) that are no less favorable in the aggregate, determined on an individual basis, than those provided immediately prior to the Effective Time. The foregoing shall not apply to Continuing Employees whose terms and conditions of employment are governed by a collective bargaining or similar agreement, in which case the terms of the applicable collective bargaining or similar agreement shall apply.

        For all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective affiliates providing benefits to any Continuing Employee after the Effective Time (the "New Plans"), each Continuing Employee shall receive full credit for such Continuing Employee's years of service with the Company and its subsidiaries before the Effective Time, to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company employee plan (except to the extent such credit would result in a duplication of accrual of benefits). In addition, where applicable, and without limiting the generality of the foregoing: (i) at the Effective Time, each Continuing Employee shall be immediately eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company employee plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the "Old Plans"), (ii) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time and (iii) Parent shall cause all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

        With respect to any accrued but unused vacation or other paid time-off to which any Continuing Employee is entitled pursuant to the vacation or other paid time off policy or individual agreement or other arrangement applicable to such Continuing Employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to, (i) allow such Continuing Employee to use such earned vacation or other paid time off in accordance with the applicable policy and (ii) for the longer of (a) one-year following the Effective Time or (b) the remaining term of a Continuing Employee's employment, severance, or separation agreement, pay any Continuing Employee whose employment terminates under circumstances entitling the Continuing Employee to severance pay under any arrangement in effect immediately prior to the Effective Time, with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee prior to the Effective Time, including an amount in cash equal to the value of the earned vacation or other paid time off.

Section 16 Matters

        Prior to the Effective Time, the Company is required to take all actions to the extent necessary or as may be reasonably requested by any party to the Merger Agreement to cause any dispositions of Company equity securities (including any derivative securities with respect to any equity securities of the Company) by each individual who is a Company director or officer, and who would otherwise be subject to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be exempt under Exchange Act Rule 16b-3.

Rule 14d-10(d) Matters

        In connection with approving the Company's entry into the Merger Agreement and the Transactions, the Compensation Committee of the Board of Directors approved each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Potential for Future Arrangements

        To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein, between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

        Parent has had preliminary discussions with the Company's Chief Executive Officer about potentially investing in Parent in connection with the closing of the Transactions. The terms of such investment have not yet been discussed and there is currently no commitment to make such an investment or to accept such investment.

        In addition, although such other arrangements have not, to our knowledge, been finalized as of the date of this Schedule 14D-9, it is possible that other members of our current management team, including our Chief Executive Officer, will enter into new employment or consulting arrangements with the Surviving Corporation. Such other arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such other arrangements with our existing management team will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

        Annual compensation for our non-employee directors is as follows:

  •
  annual cash retainer of $82,000 for non-employee directors;

  •
  additional annual cash retainer for the chairman of the Board of Directors of $120,000;

  •
  each committee chairman is paid an annual retainer of $24,000; and

  •
  each committee member is paid an annual retainer of $8,000.

        In addition, the Company granted each non-employee director Options to purchase 7,319 Shares (8,649 Shares to Mr. Kikumoto) at $34.63 per Share on May 18, 2016. It has also awarded 1,059 Restricted Shares to each non-employee director (1,251 Restricted Shares to Mr. Kikumoto) on May 18, 2016.

        The Company granted a cash bonus equal to $100,000 to Mr. Tahbaz on March 13, 2017 to recognize his leadership in the Strategic Alternative Process, as the Chairman of the Finance and Strategic Planning Committee of the Board of Directors. See Item 4. "The Solicitation or Recommendation—Background of the Offer and the Merger."

Indemnification of Directors and Officers; Insurance

        The Merger Agreement requires that, as of the Effective Time, Parent is required to purchase a "tail" insurance policy with a claims period of six years after the Effective Time with respect to directors' and officers' liability insurance (a "Tail Policy") covering those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company's directors' and officers' liability insurance policy for acts and omissions occurring at or prior to the Effective Time on terms and scope with respect to such coverage, and in amount, no less favorable to such persons than those of such policy in effect on the date of the Merger Agreement, which insurance will, prior to the Effective Time, be in effect and prepaid for such six year period. In no event will the total cost of the Tail Policy exceed 250% of the annual premium paid as of the date of the Merger Agreement by the Company for such insurance (the "Premium Cap"). If the cost of the Tail Policy exceeds the Premium Cap, the Parent may obtain, or cause to be obtained, a prepaid "tail" policy with the maximum coverage available for a total cost of the Premium Cap. If Parent fails to purchase such Tail Policy as of the Effective Time, Parent will continue, or cause to be continued, to maintain in effect the directors' and officers' liability insurance in place as of the date of the Merger Agreement, with the Company's current insurance carrier or with an insurance carrier with the same or better credit rating as the Company's current directors' and officers' insurance carrier, for a period of six years from and after the Effective Time.

        In addition, the Merger Agreement requires Parent, from and after the Effective Time, to cause the Surviving Corporation to, in accordance with the certificate of incorporation and bylaws (or equivalent organizational documents) of the Company and its subsidiaries in effect as of the date of the Merger Agreement, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or of a subsidiary of the Company (each, an "Indemnitee") with respect to damages and expenses in connection with any legal action, whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of the Company or any of its subsidiaries or was acting in such capacity, or (B) acts or omissions by an Indemnitee in the Indemnitee's capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or taken at the request of the Company or any of its subsidiaries, in each case under clause (A) or (B), at or any time prior to the Effective Time, and (ii) assume all obligations of the Company and its subsidiaries to the Indemnitees with respect to any indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the certificate of incorporation or bylaws (or equivalent organizational documents) of the Company or its subsidiaries, in each case as in effect on the date of the Merger Agreement, or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between the Company or any of its subsidiaries and any Indemnitee. In addition, from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and its subsidiaries may not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the Indemnitees that are set forth in the certificate of incorporation and bylaws as of the Effective Time with respect to limitation of liabilities of directors and officers and indemnification.

(b)
Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

        On March 14, 2017, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—"Purpose of the Offer and Plans for Air Methods; Transaction Documents" and the description of the conditions of the Offer contained in Section 13—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on March 14, 2017 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on that Form 8-K, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company's public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company's other public filings.

Confidentiality Agreement

        The Company and American Securities entered into a customary letter agreement regarding confidentiality, dated September 2, 2016, as amended on February 13, 2017, (the "Confidentiality Agreement") in connection with a possible transaction involving the Company. Under the terms of the Confidentiality Agreement, American Securities and the Company agreed that, subject to certain exceptions, American Securities and its representatives would keep the "Confidential Information" (as defined in the Confidentiality Agreement) strictly confidential and would not disclose any Confidential

Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating or negotiating a possible transaction with the Company.

        The Confidentiality Agreement includes a standstill provision for the benefit of the Company that expires on March 2, 2018. Such provision does not restrict American Securities or its affiliates from publicly or privately making any proposal for a possible transaction with the Company to acquire all or a controlling portion of the Company's equity securities or all or substantially all of the Company's assets, but only if either (i) the Company invites American Securities to do so in writing or (ii) the Company enters into a definitive agreement with respect to a transaction with a person or "group" of persons (excluding the Company's affiliates) involving the direct or indirect acquisition by such person or group of all or a controlling portion of the Company's equity securities or all or substantially all of the Company's assets.

        This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Equity Financing Commitment and Limited Guarantee Letter

        On March 14, 2017, simultaneously with the execution of the Merger Agreement, certain affiliated funds managed by American Securities (the "Equity Investors") provided the Company with an Equity Financing Commitment and Limited Guarantee Letter (the "Equity Financing Commitment and Limited Guarantee Letter") containing commitments for the Equity Financing and a limited guarantee (the "Limited Guarantee").

        Pursuant to the Equity Financing and subject to (i) the Marketing Period having ended, (ii) the Debt Financing having been funded and (iii) the satisfaction or valid waiver of all conditions to the Offer in accordance with the terms of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time), and the other terms and conditions in the Equity Financing Commitment and Limited Guarantee Letter, each of the Equity Investors has committed, severally (and not jointly), to directly or indirectly provide Parent with funds immediately prior to the time Parent, the Company and Purchaser become obligated under the Merger Agreement to effect the closing of the Offer, in an amount equal to such Equity Investor's pro rata share of $690,000,000 (or such lesser amount, which when aggregated with the proceeds of the Debt Financing actually funded at the closing of the Merger and any cash on hand at the Company or any of its Subsidiaries, suffices to fully fund payments required to be made by Parent in connection with the Offer). Such commitment is solely for the purpose of enabling Parent to (a) cause Purchaser to accept for payment and pay for any and all Shares tendered pursuant to the Offer at the Offer Acceptance Time, (b) make the payments due under the Merger Agreement to the Company's stockholders and holders of equity awards issued or granted by the Company and (c) fund other fees, costs and expenses required to be paid by Parent or Purchaser in connection with the Transactions.

        The Equity Investors' obligations pursuant to the Equity Financing will terminate automatically and immediately upon the earliest of: (i) the consummation of the closing of the Merger and funding of the amount due pursuant to the Equity Financing, (ii) the valid termination of the Merger Agreement in accordance with its terms (unless the Company shall have previously commenced an action for specific performance under the Equity Financing Commitment and Limited Guarantee Letter in which case the Equity Financing will terminate upon the final, non-appealable resolution of such action by a court of competent jurisdiction and the satisfaction by such Equity Investor of any obligations finally determined or agreed to be owed by such Equity Investor, consistent with the terms of the Equity Financing Commitment and Limited Guarantee Letter) or (iii) the assertion by the Company or any of its affiliates of certain claims against any Equity Investor and certain other related parties.

        Pursuant to the Limited Guarantee, each Equity Investor, severally (and not jointly), guarantees, agrees and commits to pay in immediately available funds an amount equal to such Equity Investor's pro rata share of (i) the parent termination fee of $95,286,240 (the "Parent Termination Fee"), if and when due under and in accordance with the Merger Agreement, (ii) if the Merger Agreement is terminated in accordance with its terms and the Parent Termination Fee is not paid, damages, if any, for fraud or willful and intentional breach by Parent or Purchaser under and in accordance with the Merger Agreement (subject to a maximum aggregate liability of the Parent Termination Fee) and (iii) the indemnification and reimbursement obligations, if any, of Parent and Purchaser relating to the Financing under and in accordance with the Merger Agreement. The Company is a third party beneficiary of the Equity Financing Commitment and Limited Guarantee Letter and is entitled to rely on the commitments and obligations of the Equity Investors to (a) cause each Equity Investor to fund its commitment amount pursuant to the Equity Financing, (b) cause each Equity Investor to fund its guaranteed obligations pursuant to the Limited Guarantee, and (c) cause each Equity Investor to perform in full its obligations with respect to certain covenants related to government consents set forth in the Merger Agreement.

        The foregoing summary and description of the Equity Financing Commitment and Limited Guarantee Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Financing Commitment and Limited Guarantee Letter, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

        On March 13, 2017, the Board of Directors unanimously (other than (a) Mr. Todd who recused himself from voting on this matter and (b) Claire Gulmi who was supportive of the Transactions, but unable to attend this meeting due to an unavoidable scheduling conflict) (i) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company's stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their Shares in the Offer.

Accordingly, and for other reasons described in more detail below, the Board of Directors recommends that holders of Shares tender their Shares to Purchaser pursuant to the Offer.

(i)
Background of Offer and Merger

        The following chronology summarizes the key meetings and other events between representatives of the Company and representatives of American Securities, and between representatives of the Company and representatives of other potential parties to a strategic transaction during the period preceding the signing of the Merger Agreement. For a review of American Securities' additional key events that led to the signing of the Merger Agreement, please refer to Parent's Offer to Purchase being mailed to the Company's stockholders with this Schedule 14D-9.

        In the ordinary course of its business, the Board of Directors, with the assistance of the Company's senior management team and the Company's advisors, regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing stockholder value. These reviews have included, from time to time, discussions as to whether the continued execution of the Company's strategy as a stand-alone company (including strategies to return capital to stockholders (which included a $200 million share buyback program that the Company announced in August 2015, under which the Company has bought back approximately $110 million of

Shares in the aggregate as of the date of this Schedule 14D-9)), a possible business combination with a third party or a possible sale of the Company to a third party offered the best opportunity to enhance stockholder value, and the potential benefits and risks associated with each such course of action. As part of this process, the Company engaged Goldman, Sachs & Co. ("Goldman Sachs") and Centerview Partners LLC ("Centerview"), as financial advisors, and Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss"), as legal counsel, to assist the Company in evaluating certain potential strategic alternatives available to the Company.

        On October 27, 2015, Aaron D. Todd, Chief Executive Officer of the Company, and Mark D. Carleton, a member of the Board of Directors, met with a representative of the principal stockholder (the "Party A Stockholder") of a private company operating within the air medical transportation industry ("Party A") to discuss a potential strategic business combination of the Company and Party A. On January 8, 2016, the Company entered into a confidentiality agreement with Party A, which contained customary "standstill" provisions with a term of 12 months that would terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive acquisition agreement with a third party that, if consummated, would result in a third party beneficially owning at least a majority of the outstanding voting securities of the Company or all or substantially all of the assets of the Company and its subsidiaries (taken as a whole). Following execution of the confidentiality agreement, representatives of the Company and Party A, along with each party's legal counsel, held an in-person meeting in Washington D.C. on January 29, 2016 to preliminarily discuss (a) structuring alternatives for a potential transaction involving the Company and Party A and (b) the various regulatory considerations that would need to be taken into account in a connection with such a transaction.

        On February 26, 2016, the Chief Executive Officer of Party A (the "Party A CEO") called Mr. Todd to inform him that Party A had determined not to further pursue a potential strategic business combination of the Company and Party A at the present time.

        On March 7, 2016, a representative of American Securities, contacted a representative of Centerview to express American Securities' interest in engaging in conversations with the Company to gain a better understanding of the Company's operations so that it could assess the merits of a potential acquisition of the Company. Following this conversation, representatives of Centerview relayed American Securities' interest and the details of this discussion to the Company.

        On May 6, 2016, at the direction of the Board of Directors, Mr. Todd, along with representatives from Centerview, met in New York, New York with various representatives of American Securities to discuss the Company's operations. In light of the fact that American Securities had not yet entered into a confidentiality agreement with the Company, all Company-related information provided during this meeting was based on publicly-available information. Following that meeting, on May 19, 2016, a representative of American Securities had a telephonic conversation with a representative of Centerview during which the American Securities representative expressed an interest in engaging in further discussions with the Company regarding a potential transaction. During that conversation, the American Securities representative also requested permission to reach out to another financial sponsor (the "Co-Bidder") to discuss the possibility of submitting a joint bid to acquire the Company.

        On June 3, 2016, the Board of Directors met to, among other things, discuss and review the discussions that had taken place to date with American Securities and the merits of permitting American Securities to potentially submit a joint bid with the Co-Bidder. Following the conclusion of this discussion, the Board of Directors authorized (1) the Company's management to update the Company's five-year financial forecast, (2) the Finance and Strategic Planning Committee of the Board of Directors (the "FSP Committee") to oversee and coordinate further discussions with American Securities and any other potentially interested third parties, including Party A (the "Strategic

Alternative Process") and (3) American Securities to continue holding discussions with the Co-Bidder regarding potentially submitting a joint bid to acquire the Company.

        On June 7, 2016, American Securities provided Centerview with a high-level overview of its investment and valuation considerations as well as an initial list of key information that it would need to receive to further evaluate a potential acquisition of the Company. On June 27, 2016, a representative of American Securities had a telephonic conversation with a representative of Centerview during which the American Securities representative reconfirmed American Securities' interest in pursuing a potential transaction and that it was continuing to work with the Co-Bidder to potentially submit a joint bid to acquire the Company.

        During August 2, 2016 and August 3, 2016, the FSP Committee met, along with members of the Company's senior management, to discuss, among other things, the conversations that had taken place to date with American Securities. The FSP Committee also discussed the current status of the development of the Company's five-year financial forecast.

        On August 17, 2016, the Party A CEO made a non-binding verbal proposal to Mr. Todd to acquire the Company at an all cash purchase price of $40.00 per Share. The Party A CEO did not provide Mr. Todd with any further details regarding Party A's proposal.

        On August 19, 2016, the Board of Directors met, along with members of the Company's senior management team, to discuss Party A's verbal proposal. Following that discussion, the Board of Directors authorized the FSP Committee to work with Goldman Sachs and Centerview to determine the appropriate response to Party A on its proposal. On August 22, 2017, the FSP Committee met, along with members of the Company's senior management team, to further discuss Party A's verbal proposal. While the FSP Committee concluded that Party A's proposed per Share purchase price did not adequately reflect the value of the Company, they asked Mr. Todd to work with Goldman Sachs and Centerview to formulate a list of additional areas where the Company needed to receive further detail from Party A in order to better understand its proposal. During this meeting, the FSP Committee also authorized the Company's management to work with Paul Weiss to enter into a confidentiality agreement with American Securities and, if necessary, the Co-Bidder.

        Following a discussion with the Company's financial advisors, on August 24, 2016, Mr. Todd sent an email to the Party A CEO in which he noted the Company's view that Party A's proposal significantly undervalued the Company, but also requested that Party A provide further detail on a number of topics, including (1) its proposed financing arrangements, (2) the scope and nature of any synergies that may result from a potential combination of the parties and (3) its proposed approach to addressing any regulatory considerations that may arise in a potential combination of the parties. On August 26, 2016, the Party A CEO sent a response email to Mr. Todd in which he provided general responses to each of the Company's follow-up requests. After the FSP Committee reviewed the Party A CEO's response, the Chairman of the FSP Committee asked a representative of Centerview to contact a representative of the Party A Stockholder to inform him that, although the Company believed that Party A's proposal did not adequately reflect the value of the Company, it recognized the potential merits of a strategic transaction involving the Company and Party A and, therefore, was interested in determining whether the Party A Stockholder would be interested in pursuing a potential merger of the two companies (versus the all-cash acquisition that was previously proposed by Party A). Centerview subsequently relayed this to the Party A Stockholder during early September 2016.

        On August 24, 2016, a representative of American Securities called a representative from Centerview to confirm that, based on its conversations with the Co-Bidder, American Securities and the Co-Bidder were interested in jointly pursuing a potential acquisition of the Company.

        On September 2, 2016, each of American Securities and the Co-Bidder entered into a confidentiality agreement with the Company, which contained customary "standstill" provisions with a term of 18 months, but which do not restrict American Securities or the Co-Bidder, as applicable, during the term of the standstill from privately or publicly making any proposal for a possible transaction with the Company in certain situations, including in the event that the Company enters into a definitive acquisition agreement with a third party with respect to a transaction involving the direct or indirect acquisition by such third party of all or a controlling portion of the Company's equity securities or all or substantially all of the Company's assets.

        On October 20, 2016, the Board of Directors approved the Company's current five-year financial forecast and, later that day, the Company's financial advisors provided American Securities with a copy of this financial forecast.

        On October 21, 2016, members of the Company's senior management team, including Peter Csapo, Chief Financial Officer of the Company, held a telephone meeting with representatives of American Securities and the Co-Bidder to initially review the Company's five-year financial forecast.

        On October 25, 2016, Mr. Todd, Mr. Csapo, Mike Allen, President of Air Medical Services, Crystal Gordon, General Counsel of the Company, David Doerr, President of the Company's Tourism Division, and Kevin Campbell, Senior Vice President of Finance, met with representatives of American Securities and the Co-Bidder to discuss the Company's business, operations, strategy and financial performance. Following this meeting and throughout November 2016, American Securities submitted, and received responses to, a number of additional information requests.

        On October 28, 2016, Mr. Todd, Mr. Csapo and Mr. Campbell held a telephonic meeting with representatives of Party A and the Party A Stockholder to discuss certain matters regarding the Company's operations and accounting policies.

        On October 31, 2016, representatives from Paul Weiss and Party A's regulatory counsel held a telephonic meeting to generally discuss the potential regulatory considerations that may arise in a potential combination of the Company and Party A and what further information each party would need to receive to complete an antitrust assessment of such a transaction.

        On November 2, 2016, the Board of Directors met, along with members of the Company's senior management team and representatives from Goldman Sachs, Centerview and Paul Weiss, to discuss (1) the Company's recent operational and financial performance, (2) the current outlook for the Company's business and (3) a range of strategic alternatives, including potentially engaging in a strategic transaction with American Securities and the Co-Bidder or with Party A.

        On December 6, 2016, American Securities submitted a written non-binding proposal (the "American Securities December 6th Proposal") to acquire all of the outstanding Shares at an all cash purchase price in the range of $38.00-$39.00 per Share. The American Securities December 6th Proposal was subject to customary conditions, including American Securities' completion of due diligence, American Securities' receipt of debt financing commitments and the parties' negotiation of mutually acceptable definitive documentation. The American Securities December 6th Proposal also contained a request for a 30 day exclusivity period. The Co-Bidder was not a party to the American Securities December 6th Proposal.

        On December 8, 2016, a representative of the Party A Stockholder contacted Centerview to (a) express Party A's interest in continuing to pursue a potential acquisition of the Company and willingness to increase its previously proposed per Share purchase price to more than $40.00 and (b) arrange for the Company's and Party A's respective regulatory counsel to further engage on the proposed transaction's regulatory implications (the "Party A December 8th Proposal").

        On December 9, 2016, the FSP Committee met, along with members of the Company's senior management team and representatives from Goldman Sachs, Centerview and Paul Weiss, to discuss (1) the American Securities December 6th Proposal and the Party A December 8th Proposal and

(2) whether to recommend to the Board of Directors that the Company should initiate contact with additional third parties that the Company and its financial advisors believed would potentially be interested in pursuing an acquisition of the Company. With respect to the American Securities December 6th Proposal, the FSP Committee determined that it would recommend to the Board of Directors that (x) it was not in the best interest of the Company and its stockholders to pursue a potential transaction based on American Securities' proposed per Share purchase price and (y) the Company should only consider engaging further with American Securities if it increased its proposed per Share purchase price by a meaningful amount. With respect to the Party A December 8th Proposal, the FSP Committee determined that it would recommend to the Board of Directors that, while Party A's proposed per Share purchase price did not adequately reflect the value of the Company, the parties' respective regulatory counsel should engage to further discuss the regulatory implications of such a transaction. Finally, the FSP Committee determined to recommend to the Board of Directors that the Company should engage with additional third parties that the Company and its financial advisors believed would potentially be interested in pursuing an acquisition of the Company. The recommendations set forth in this paragraph are collectively referred to as the "FSP Committee Recommendations".

        On December 12, 2016, the Board of Directors met, along with members of the Company's senior management team and representatives from Goldman Sachs, Centerview and Paul Weiss, to discuss the FSP Committee Recommendations. Following this discussion, the Board of Directors approved each of the FSP Committee Recommendations and authorized Goldman Sachs and Centerview to relay these determinations to American Securities and Party A and to initiate contact with the recommended group of potential third party bidders.

        During the evening of December 12, 2016 and the morning of December 13, 2016, representatives of Goldman Sachs and Centerview relayed the Board of Directors' determination to each of American Securities and Party A.

        On December 16, 2016, representatives of Goldman Sachs and Centerview reached out to six financial sponsors regarding a potential acquisition of the Company and provided each with a form of confidentiality agreement. One of these parties ("Party B") declined to enter into a confidentiality agreement with the Company. From December 16, 2016 to December 23, 2016, the Company negotiated and entered into confidentiality agreements with each of the remaining five financial sponsors, each of which contained customary "standstill" provisions with a term of 18 months (except for one financial sponsor where the term is 12 months), but which do not restrict the applicable financial sponsor during the term of the standstill from privately or publicly making any proposal for a possible transaction with the Company in certain situations, including in the event that the Company enters into a definitive acquisition agreement with a third party with respect to a transaction involving the direct or indirect acquisition by such third party of all or a controlling portion of the Company's equity securities or all or substantially all of the Company's assets. Following execution of its confidentiality agreement, the applicable financial sponsor was provided with a copy of the Company's management presentation and current five-year financial forecast and was offered the opportunity to arrange a call with members of the Company's senior management team. After reviewing the provided materials, two parties ("Party C" and "Party D") separately notified the Company's financial advisors that they were no longer interested in pursuing an acquisition of the Company.

        On December 19, 2016, American Securities submitted a written non-binding proposal (the "American Securities December 19th Proposal") to acquire all of the outstanding Shares at an all cash purchase price "in the $40s," with such proposal otherwise remaining subject to the same terms and conditions that were set forth in the December 6th Proposal.

        On December 21, 2016, the FSP Committee authorized providing access to a virtual data room to American Securities and, on December 26, 2016, American Securities and its legal counsel were given access to a virtual data room containing confidential information about the Company.

        On December 22, 2016, representatives from one of the additional financial sponsors ("Party E") held a telephonic call with members of the Company's management team to discuss the Company's business, operations, strategy and financial performance.

        On December 28, 2016, representatives from two of the additional financial sponsors ("Party F" and "Party G") held separate telephonic calls with members of the Company's management team to discuss the Company's business, operations, strategy and financial performance.

        In late December 2016, and continuing through late February 2017, representatives from Paul Weiss and Party A's regulatory counsel held numerous calls, and exchanged various email correspondence, regarding the scope and nature of each party's antitrust assessment of a potential acquisition of the Company by Party A and the specific material information that each party would need to complete such an assessment.

        On January 3, 2017, Party F notified the Company's financial advisors that it was no longer interested in pursuing an acquisition of the Company.

        On January 6, 2017, Party G submitted a written non-binding proposal to acquire all of the outstanding Shares at an all cash purchase price in the range of $40.00-$42.00 per Share. Party G's proposal was subject to customary conditions, including completion of due diligence, receipt of debt financing commitments and the parties' negotiation of mutually acceptable definitive documentation. Party G was subsequently given access to a virtual data room containing confidential information about the Company.

        On January 7, 2017, representatives of Goldman Sachs and Centerview reached out to an additional financial sponsor ("Party H") to discuss a potential acquisition of the Company and provided Party H with a form of confidentiality agreement. On January 9, 2017, the Company and Party H entered into the confidentiality agreement, which contained customary "standstill" provisions with a term of 12 months, but which does not restrict Party H during the term of the standstill from privately or publicly making any proposal for a possible transaction with the Company in certain situations, including in the event that the Company enters into a definitive acquisition agreement with a third party with respect to a transaction involving the direct or indirect acquisition by such third party of all or a controlling portion of the Company's equity securities or all or substantially all of the Company's assets. Following execution of its confidentiality agreement, Party H was provided with a copy of the Company's management presentation and current five-year financial forecast and was offered the opportunity to arrange a call with members of the Company's senior management team.

        On January 10, 2017, Party E notified the Company's financial advisors that it was no longer interested in pursuing an acquisition of the Company.

        On January 11, 2017, Party A provided Centerview with a list of additional diligence requests related to the Company's business and operations. Following a review of these requests by the Company's management and the Company's financial advisors and legal counsel, commencing on January 24, 2017, the Company provided Party A with certain operating and financial information in response to Party A's requests.

        On January 12, 2017, representatives from Party H held a telephonic call with members of the Company's management team to discuss the Company's business, operations, strategy and financial performance.

        On January 12, 2017, the Board of Directors received an update from representatives of Goldman Sachs and Centerview regarding the current status of discussions that had taken place to date with each of the potential third party acquirors. During this meeting, representatives of Paul Weiss provided the Board of Directors with an overview of the directors' fiduciary duties under Delaware law that apply in connection with the exploration of a potential sale of the Company. Following this discussion, the Board of Directors authorized the Company's management and its advisors to continue to engage with the remaining interested third parties regarding a potential sale of the Company.

        On January 17, 2017, representatives of an additional financial sponsor ("Party I") initiated contact with representatives of Goldman Sachs to express Party I's interest in exploring a potential acquisition of the Company. During that conversation, the representatives of Party I noted that Party I had the financial capacity to offer a price "in the $40s". Following that conversation, Party I was provided with a form of confidentiality agreement and, on January 20, 2017, the Company and Party I entered into the confidentiality agreement, which contained customary "standstill" provisions with a term of 18 months, but which does not restrict Party I during the term of the standstill from privately or publicly making any proposal for a possible transaction with the Company in certain situations, including in the event that the Company enters into a definitive acquisition agreement with a third party with respect to a transaction involving the direct or indirect acquisition by such third party of all or a controlling portion of the Company's equity securities or all or substantially all of the Company's assets. Following execution of its confidentiality agreement, Party I was provided with a copy of the Company's management presentation and current five-year financial forecast and was offered the opportunity to arrange a call with members of the Company's senior management team.

        Also on January 17, 2017, representatives of American Securities held an in-person meeting in New York, New York with members of the Company's senior management team to further discuss additional questions that American Securities had regarding the Company's business, operations, strategy and financial performance based on the diligence that it had conducted to date. American Securities and its advisors' detailed due diligence review of the Company continued through March 13, 2017.

        In addition, on January 17, 2017, Party H notified the Company's financial advisors that it was no longer interested in pursuing an acquisition of the Company.

        On January 18, 2017, representatives of Party G held an in-person meeting in New York, New York with members of the Company's senior management team to further discuss additional questions that Party G had regarding the Company's business, operations, strategy and financial performance based on the diligence that it had conducted to date.

        On January 23, 2017, Goldman Sachs and Centerview distributed final bid process letters to American Securities and Party G, which indicated a final bid submission of February 15, 2017. Goldman Sachs and Centerview also verbally informed the Party A Stockholder of the February 15, 2017 bid submission deadline.

        On January 23, 2017, representatives of Party I held an initial telephonic call with members of the Company's management team to discuss the Company's business, operations, strategy and financial performance. Following that initial call, representatives of Party I held two additional telephonic calls with members of the Company's management team to ask further questions regarding the Company's business, operations, strategy and financial performance. On January 25, 2017, Goldman Sachs and Centerview distributed the final bid process letter to Party I, which indicated a final bid submission of February 15, 2017. Following these calls and receipt of the final bid process letter, representatives of Party I, informed Goldman Sachs and Centerview that while Party I continued to be interested in pursuing a potential acquisition of the Company, it would not be in a position to complete its diligence and submit a final proposal by the current bid deadline. On January 25, 2017, Party I was given access to a virtual data room containing confidential information about the Company.

        On January 28, 2017, Party G informed the Company's financial advisors that, while it remained interested in potentially acquiring the Company, it was unwilling to continue to participate in a competitive process and therefore it was withdrawing its previous proposal.

        On January 30, 2017, the FSP Committee met with representatives of Goldman Sachs and Centerview to discuss the current status of the ongoing interactions with each of the remaining interested third parties. Based on the discussion of feedback from each of the remaining interested parties regarding their respective ability to complete their diligence and submit a final proposal by the February 15, 2017 bid deadline, the FSP Committee authorized the Company's financial advisors to extend the final bid deadline to March 3, 2017. Later that day, Goldman Sachs and Centerview informed all of the remaining interested parties of the new bid deadline.

        On January 31, 2017, Party I submitted a written non-binding proposal to acquire all of the outstanding Shares at an all cash purchase price in the range of $42.50-$45.00 per Share. Party I's proposal was subject to customary conditions, including completion of due diligence (which it anticipated it could complete in four weeks), receipt of debt financing commitments and the parties' negotiation of mutually acceptable definitive documentation.

        Also, on January 31, 2017, Party A submitted a letter (the "Party A January 31st Proposal") that set forth the terms of a revised non-binding proposal to acquire all of the outstanding Shares at an all cash purchase price of $41.00 per Share. In its proposal, Party A also provided a general standard for determining the amount of divestitures and/or other actions it was willing to commit to in order to obtain all required regulatory approvals and the size of the breakup fee it would be willing to pay to the Company if the parties were unable to obtain all such regulatory approvals.

        On February 1, 2017, the Board of Directors met, along with members of the Company's senior management team and representatives from Goldman Sachs, Centerview and Paul Weiss, to discuss, among other things, the current status of discussions that had taken place to date with each of the potential third party acquirors, including the recent non-binding proposals that had been submitted by Party A and Party I. With respect to Party A, the Board of Directors determined that the regulatory efforts standard and breakup fee that were set forth in its latest proposal were not acceptable in light of the potential regulatory considerations associated with a transaction involving Party A and the Company. The Board of Directors directed Goldman Sachs and Centerview to relay this determination to the Party A Stockholder, but to also inform it that (1) the Company was willing to provide Party A with a focused set of additional information that would allow Party A to complete its revenue recognition and synergies analysis and antitrust assessment of a potential transaction and (2) the parties' respective regulatory counsel should continue their dialogue. Also at this meeting, representatives of Paul Weiss provided an overview of the auction draft merger agreement that would be provided to the remaining interested parties.

        During the afternoon of February 1, 2017, the Wall Street Journal reported that the Company was exploring a potential sale and the Company's stock price on the NASDAQ Stock Market closed at $38.40, an increase of 7.6% from the previous day's closing price. Later that day, representatives of Goldman Sachs and Centerview held a telephonic discussion with representatives of the Party A Stockholder to communicate the determinations of the Board of Directors.

        On February 6, 2017, representatives of the Party A Stockholder called Goldman Sachs and Centerview to (a) note Party A's continued interest in pursuing a potential transaction, (b) state that it agreed that the parties' regulatory counsel should continue their discussions and (c) note that it would provide the Company's financial advisors with additional information requests that it needed to complete its revenue recognition and synergies analysis and antitrust assessment. That same day, a representative of the Party A Stockholder also provided Goldman Sachs and Centerview with a list of additional diligence requests related to the Company's business and operations (the "Party A February 6th Request List").

        On February 9, 2017, the Board of Directors approved an updated version of the Company's five-year financial forecast and, from February 9, 2017 through February 13, 2017, American Securities, Party A and Party I were provided with the updated version of the financial forecast.

        On February 10, 2017, representatives of Party I held an in-person meeting in Denver, Colorado with members of the Company's senior management team to further discuss additional questions that Party I had regarding the Company's business, operations, strategy and financial performance based on the diligence that it had conducted to date.

        From February 11, 2017 through February 13, 2017, an auction draft of the merger agreement was provided to American Securities, Party A and Party I.

        On February 13, 2017, the Company and Party A entered into an amendment to their existing confidentiality agreement to, among other things, extend the term of the standstill provisions (which had previously expired) for an additional 12 months but which did not otherwise modify in any way the underlying scope of the standstill provisions. Following execution of this amendment, the Company's financial advisors commenced the process of providing Party A with information that was responsive to the Party A February 6th Request List.

        On February 16, 2017 and February 17, 2017 American Securities, Party A and Party I were provided with an auction draft of the company disclosure letter to the auction draft merger agreement. On February 25, 2017, each of these parties was provided with an updated version of the company disclosure letter.

        On February 23, 2017, Party I notified the Company's financial advisors that it was no longer interested in pursuing an acquisition of the Company.

        On February 26, 2017, American Securities was provided with an updated version of the Company's five-year financial forecast (the "Company Financial Forecast") reflecting certain minor modifications made by the Company's senior management (see "Item 4—The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information" for further details regarding the Company's five-year financial forecast).

        On February 28, 2017, the Company announced its financial results for the quarter and year ended December 31, 2016, and filed its Annual Report on Form 10-K the next day.

        On March 1, 2017, Party A was provided with the Company Financial Forecast.

        On March 2, 2017, various media outlets reported that the Company had received acquisition proposals from various third parties and the Company's stock price on the NASDAQ Stock Market closed at $43.00, an increase of 11.3% from the previous day's closing price.

        Early in the morning of March 3, 2017, the Company received a letter from Party A that (a) stated it was not yet in a position to submit a final bid, including comments on the previously-provided draft merger agreement and company disclosure letter, by the close of business because it still required additional diligence and (b) based on operational improvements reflected in the Company's recently announced financial results, it could potentially increase its offer price to $43.00 per share (while also noting that there could be a potential path to further increase its offer price following completion of its required diligence). Later that morning, after discussions between members of the FSP Committee, members of the Company's senior management team, Goldman Sachs, Centerview and Paul Weiss, the Company's financial advisors informed the Party A Stockholder that the Company had, except with respect to a small number of items, previously provided responsive information to all of the items included in the Party A February 6th Request List and that the Company would provide the remaining outstanding information promptly. By the morning of March 4, 2017, the Company had provided responsive information to all of the items included in the Party A February 6th Request List. During the morning of March 3, 2017, Party A's regulatory counsel also separately confirmed to Paul Weiss that, except for one outstanding request (which Paul Weiss provided later that morning), it was in possession of all information it previously requested to undertake its antitrust assessment of the potential transaction.

        During the evening of March 3, 2017, the Company received a final bid package from American Securities that included (a) a revised written non-binding proposal to acquire all of the outstanding Shares at an all cash purchase price of $42.00 per Share, (b) revised drafts of the merger agreement and company disclosure letter and (c) an initial draft of an equity commitment letter (which also included a limited guarantee) from certain American Securities-managed funds. The proposal noted that American Securities had received debt financing commitment letters from various financial institutions and that American Securities would share the details of those commitments upon the Board of Directors' acceptance of its proposal. American Securities also (1) requested a seven-day exclusivity period and (2) noted that it could complete all of its remaining diligence in one to three business days.

        On the morning of March 4, 2017, representatives of Goldman Sachs and Centerview had a telephonic call with a representative of the Party A Stockholder to request clarity regarding certain aspects of Party A's March 3rd letter.

        During the afternoon of March 4, 2017, the Board of Directors met, along with members of the Company's senior management team and representatives from Goldman Sachs, Centerview and Paul Weiss, to discuss American Securities' final bid package and Party A's March 3rd letter. As part of that discussion, representatives from Paul Weiss provided the Board of Directors with an overview of the material issues raised in the transaction documents that were provided by American Securities and its legal counsel, Weil, Gotshal & Manges LLP ("Weil Gotshal"). Based on that discussion, the Board of Directors instructed the Company's management team, financial advisors and legal counsel to (a) continue to engage with American Securities with respect to its per Share offer price and the terms of the various transaction documents (and to indicate that the Company was not willing to provide it with any exclusive negotiating period) and (b) continue to work with Party A and the Party A Stockholder to allow them to complete their revenue recognition and synergies analysis and antitrust assessment of a potential transaction.

        On March 5, 2017, representatives of Paul Weiss held a telephonic meeting with representatives of Weil Gotshal and American Securities to discuss the terms of the revised draft of the merger agreement and the initial draft of the equity commitment letter that were included in American Securities' final bid package. In addition, representatives of Goldman Sachs and Centerview contacted representatives of American Securities to request that it submit a revised acquisition proposal (including revised drafts of the transaction documents) by 7:00 p.m., New York City time, on March 6, 2017. Later that evening, Paul Weiss sent Weil Gotshal revised drafts of the merger agreement and the equity commitment letter.

        Also on March 5, 2017, representatives of Goldman Sachs and Centerview had a telephonic call with a representative of the Party A Stockholder to inform him of (a) the Board of Directors' determination that the Company and its advisors should continue to work with Party A to provide it with any further information that Party A required to complete its assessment of a potential transaction and (b) the fact that other remaining interested parties had been requested to submit a revised proposal by the evening of March 6, 2017. During the evening of March 5, 2017, Party A submitted an additional letter to the Company (the "Party A March 5th Letter") in which it provided a general description of the information it would need to complete its revenue recognition and synergies analysis and antitrust assessment of a potential transaction. The Party A March 5th Letter also reiterated its belief that it could potentially increase its previously-proposed $43.00 per Share offer price following a review of its requested information, which it anticipated taking three weeks to complete. Finally, Party A stated that it was willing to increase the size of the breakup fee it would be willing to pay to the Company if the parties were unable to obtain all required regulatory approvals to complete the transaction, but noted that its proposed regulatory approval efforts standard remained the same as set forth in the Party A January 31st Proposal.

        From March 4, 2017 through March 6, 2017, representatives of Goldman Sachs and Centerview had multiple conversations with representatives of American Securities regarding its proposed purchase price.

        During the afternoon of March 6, 2017, representatives of American Securities met with Mr. Todd to further discuss the Company's business, operations, strategy and financial performance.

        During the evening of March 6, 2017, American Securities provided the Company with a revised bid package that included (a) a revised written non-binding proposal to acquire all of the outstanding Shares at an all cash purchase price of $42.25 per Share, (b) the latest drafts of the commitment letters it had received from its debt financing sources and (c) a revised draft of the equity commitment letter. Weil Gotshal separately provided Paul Weiss with a revised draft of the merger agreement later that evening.

        During the morning of March 7, 2017, the Board of Directors met, along with members of the Company's senior management team and representatives from Goldman Sachs, Centerview and Paul Weiss, to discuss American Securities' revised bid package and the Party A March 5th Letter. As part of that discussion, representatives from Paul Weiss provided the Board of Directors with an overview of the material issues that remained in the transaction documents that were provided by American Securities and Weil Gotshal. Following that discussion, the Board of Directors agreed that further discussions between Paul Weiss and Weil Gotshal needed to take place before it could assess the overall merits of American Securities' proposal. The Board of Directors further agreed that, while taking note of Party A's proposed purchase price, the overall terms set forth in Party A's March 5th letter were not acceptable in light of the potential regulatory considerations associated with a transaction involving Party A and the Company. However, the Board of Directors instructed the Company's management team, financial advisors and legal counsel to continue to work with Party A and the Party A Stockholder to allow them to complete their revenue recognition and synergies analysis and antitrust assessment.

        Over the course of March 7, 2017 and March 8, 2017, representatives of Paul Weiss and Weil Gotshal continued to engage in negotiations to resolve the remaining open issues in the draft merger agreement and equity commitment letter. In connection with such negotiations, Paul Weiss and Weil Gotshal exchanged drafts of each document.

        During the evening of March 8, 2017, the Board of Directors received an update from its financial advisors and legal counsel regarding the current status of the negotiations with American Securities. Representatives from Paul Weiss reported that substantial progress had been made and provided the Board of Directors with an overview of the remaining open issues. At that meeting, the Board of Directors also requested that the Company's financial advisors inform American Securities of its request that American Securities increase its per Share offer price to $43.00.

        From March 9, 2017 to March 10, 2017, representatives of American Securities held discussions with members of the Company's senior management team and representatives from Goldman Sachs and Centerview regarding certain additional questions that American Securities had regarding the Company's operations and historic and projected financial performance.

        In addition, over the course of March 8, 2017 through March 13, 2017, representatives of Goldman Sachs and Centerview continued to engage with representatives of the Party A Stockholder to formulate a list of additional critical information that Party A would need to receive to complete its revenue recognition and synergies analysis and antitrust assessment of a potential transaction and to establish the necessary "clean team" arrangement that would need to be established in order for the Company to provide this information to Party A. As part of this process, Mr. Csapo, Sharon Keck,

Chief Accounting Officer of the Company, and Mr. Campbell had a telephonic conversation with representatives of the Party A Stockholder on March 10, 2017 to further discuss the data requirements for Party A Stockholder's revenue recognition analysis. During this period, Party A did not submit any further proposals to acquire the Company.

        During the period from March 9, 2017 through March 12, 2017, representatives of Paul Weiss and Weil Gotshal continued to engage in negotiations to resolve the remaining open issues in the draft merger agreement, company disclosure letter, equity commitment letter and debt commitment letter. In connection with such negotiations, Paul Weiss and Weil Gotshal exchanged drafts of each document.

        In addition over the course of March 11, 2017 and March 12, 2017, representatives of Goldman Sachs and Centerview had multiple conversations with representatives of American Securities regarding its proposed purchase price.

        During the afternoon of March 13, 2017, American Securities informed the Company that it was willing to increase its per Share offer price to $43.00, which was conditioned on the Company and American Securities executing the merger agreement prior to the opening of trading on the NASDAQ Stock Market on March 14, 2017. Later that afternoon and in response to a request from American Securities, with the permission of the FSP Committee, Mr. Todd had a telephonic conversation with representatives of American Securities to discuss, in the event the Board of Directors approved a transaction with American Securities, Mr. Todd's interest in (a) continuing as Chief Executive Officer of the Company following the closing of the potential transaction and (b) potentially making an equity investment in the Company following the closing of the potential transaction.

        During the evening of March 13, 2017, the Board of Directors held a meeting, which was attended by members of the Company's senior management team and representatives from Goldman Sachs, Centerview and Paul Weiss, to review and discuss the terms of American Securities' final proposal. At this meeting, representatives from Paul Weiss provided an update on its conversations with Weil Gotshal and reviewed the material terms and conditions of the merger agreement and other transaction documents. Each of Goldman Sachs and Centerview reviewed with the Board of Directors their respective financial analysis with respect to the proposed transaction. Each of Goldman Sachs and Centerview then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion from each of Goldman Sachs and Centerview, each dated as of March 14, 2017, that, as of such date and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the per share price of $43.00 to be paid to the holders of Shares (other than as specified in such opinion) in the Offer and the Merger pursuant to the merger agreement was fair from a financial point of view to such holders (see "Item 4—The Solicitation or Recommendation—Opinions of Financial Advisors" for further details). After considering the foregoing, and taking into consideration the factors described under "Item 4—The Solicitation or Recommendation—Reasons for Recommendation," the Board of Directors unanimously (other than (a) Mr. Todd who recused himself from voting on this matter in light of the conversation described in the paragraph above that he had earlier that afternoon with American Securities and (b) Claire Gulmi who was supportive of the proposed transaction, but unable to attend this meeting due to an unavoidable scheduling conflict): (i) determined and declared that the Transactions were fair to, and in the best interests of, the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the merger agreement and the Transactions, declared it advisable that the Company enter into the merger agreement and consummate the Transactions, and authorized the execution, delivery and performance of the merger agreement, (iii) resolved that the merger agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company's stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares in the Offer. Additionally, the Board of Directors approved an amendment to the Company's bylaws to adopt an exclusive Delaware forum selection bylaw, having determined that such amendment and adoption was in the best interests of the Company and its stockholders.

        Following the meeting of the Board of Directors, the Company, American Securities and their respective advisors finalized and executed the Merger Agreement and the related transaction documents during the early morning of March 14, 2017. Later that morning, before market open on the NASDAQ Stock Market, the Company and American Securities issued a press release announcing the execution of the Merger Agreement.

(ii)   Reasons for Recommendation

        In evaluating the Merger Agreement and the Transactions, the Board of Directors consulted with senior management of the Company, as well as Goldman Sachs and Centerview and Paul Weiss. In the course of making its recommendation, the Board of Directors carefully considered numerous factors, including the following material factors and benefits of the Transactions, among others and not necessarily in order of relative importance:

Premium to Market Price; Certainty of Value

  •
  The fact that the Board of Directors considered the recent and historical market prices for the Shares, as compared to the consideration payable in the Offer and the Merger, including the fact that the $43.00 per Share consideration payable in the Offer and the Merger represents:

  •
  a premium of approximately 20.4% over the closing price of the Shares on January 31, 2017 (the last trading day prior to the press speculation regarding a sale of the Company); and

  •
  a 24.7% premium to the volume weighted average price for the Shares over the 30-day period ended January 31, 2017.

  •
  The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to the Company's stockholders and does not expose them to any future risks related to the business or the financial markets generally.

  •
  The oral opinions of Goldman Sachs and Centerview rendered to the Board of Directors on March 13, 2017 and subsequently confirmed by delivery of a written opinion from each of Goldman Sachs and Centerview, each dated as of March 14, 2017, that, as of such date and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein on the scope of review undertaken by Goldman Sachs and Centerview as set forth in their written opinions, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) in the Offer pursuant to the Merger Agreement was fair from a financial point of view to such holders (see "—Opinions of Financial Advisors" for further details).

Prospects of the Company

  •
  The Company's current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company's long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Shares.

  •
  The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving the Company's long-term business plan in light of the current and foreseeable business and market conditions, including the risks associated with the air medical industry, reimbursement levels and payer dynamics, as well as other risks and uncertainties, including the risk factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016; (ii) the risks and uncertainties associated with the U.S. and global economy; (iii) the risks relating to the development and changes in laws and regulations, including the uncertainties associated with the Patient Protection and Affordable Care Act and the delivery of health care in the United States going forward; (iv) general stock market conditions and volatility; and (v) the other risks and uncertainties identified in the Company's filings with the SEC, including its Annual Report on Form 10-K for its year ended December 31, 2016.

  •
  The Board of Directors' belief, after a comprehensive exploration of the above considerations, that the completion of the Offer and the consummation of the Transactions represent the Company's best reasonably available alternative for maximizing stockholder value.

Active Competitive Process

  •
  The fact that the Company actively sought proposals from numerous other parties that it believed were logical potential buyers (nine in total). See Item 4. "The Solicitation or Recommendation—Background of the Offer and the Merger."

  •
  That fact that, through extensive arm's-length negotiations with Parent, the Company and its advisors were able to obtain enhancements including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations and inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

  •
  The Board of Directors' belief that, based on negotiations and discussions with American Securities, the Offer Price represented the highest price American Securities was willing to pay and that American Securities' willingness to pay the Offer Price was of limited duration.

  •
  The Board of Directors' conclusion that, in light of the substantial uncertainty regarding any potential proposals from other parties, the Offer Price reflected the highest per Share value reasonably available as of the date of the Merger Agreement.

Speed and Likelihood of Consummation

  •
  The likelihood that the Transactions would be consummated without significant delay based on, among other things:

  •
  The structure of the transaction as a two-step acquisition of the Company, consisting of an Offer followed by a second-step Merger, and the fact that under Section 251(h) of the DGCL the Merger can be effected promptly following the consummation of the Offer, without a vote of the Company's stockholders;

  •
  The conditions to the Offer and the Merger are specific and limited, so that the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer;

  •
  The likelihood of obtaining required regulatory approvals;

  •
  Parent and Purchaser have obtained the debt and equity financing commitments to fund the Transactions and the Company is entitled to cause the Equity Financing to be funded simultaneously with the receipt of the Debt Financing, subject to certain conditions;

  •
  The business reputation and capabilities of American Securities and its management and the financial resources of American Securities and, by extension, Parent and Purchaser; and

    •
    The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

  •
  The Board of Directors' belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Transactions will be unduly delayed or that the Transactions will not be consummated.

  •
  The Board of Directors' belief that the Merger Agreement's restrictions on the Company's ability to take certain actions during the pendency of the Transactions will not unduly interfere with the Company's ability to operate its business in the ordinary course.

  •
  The Company's ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement.

Financing Matters

  •
  The fact that Parent had obtained committed Equity Financing in an amount equal to approximately $690 million and Purchaser had obtained committed Debt Financing from major commercial banks with significant experience in similar lending transactions and strong reputations for honoring their commitments in an amount that, together with the committed Equity Financing, would be sufficient to consummate the Transactions.

  •
  The fact that there are a limited number and nature of the conditions to the Equity Financing and Debt Financing and the obligation of Parent and Purchaser to use their reasonable best efforts to satisfy the conditions to the Equity Financing and Debt Financing.

Appraisal Rights

  •
  The fact that appraisal rights under the DGCL would be available to the stockholders of the Company who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and comply with the required procedures under the DGCL to perfect their appraisal rights, including the fact that such stockholders will have the right to payment of the "fair value" of their Shares as determined by the Delaware Court of Chancery (see "—Appraisal Rights" under "Item 8. Additional Information").

"No-Shop" and Ability to Terminate in Certain Circumstances

  •
  The Company's ability, under certain circumstances, to furnish information to third parties making unsolicited Takeover Proposals (as defined in the Merger Agreement) and to engage in discussions and negotiations with such third parties.

  •
  The Company's ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, subject to the Company paying Parent a termination fee (the "Company Termination Fee") of $51,613,380.

  •
  The Board of Directors' ability, under certain circumstances, to withdraw or adversely modify, qualify or amend its recommendation in favor of the Transactions (an "Adverse Recommendation Change") at any time before the consummation of the Offer, in response to a superior proposal, subject to the Company paying Parent the Company Termination Fee if Parent terminates the Merger Agreement as a result of the Adverse Recommendation Change.

  •
  The Board of Directors' ability, under certain circumstances, to make an Adverse Recommendation Change in response to specified intervening events (as permitted by the Merger Agreement and not in connection with a superior proposal) if the Board of Directors determines in good faith, and after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors' fiduciary duties under applicable law.

  •
  The Board of Directors' belief that the Company Termination Fee payable to Parent in certain circumstances, including if the Company terminated the Merger Agreement to accept a superior proposal or if Parent terminated the Merger Agreement as a result of an Adverse Recommendation Change, was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

  •
  The customary nature of the representations, warranties and covenants of the Company in the Merger Agreement.

In the course of their deliberations, the Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

  •
  The fact that the all-cash price, while providing relative certainty of value, would not allow the Company's stockholders to participate in any possible growth and profits of the Company following the completion of the Transactions.

  •
  The restrictions in the Merger Agreement on the Company's ability to actively solicit any proposals that could lead to a Takeover Proposal, including restrictions on soliciting, initiating or knowingly facilitating or knowingly encouraging proposals or discussions or negotiations regarding a Takeover Proposal.

  •
  The fact that in certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal or if Parent or Purchaser terminates the Merger Agreement as a result of an Adverse Recommendation Change, the Company would be required to pay Parent the Company Termination Fee, including the potential impact of the applicable Company Termination Fee on the willingness of other potential bidders to propose takeover transactions, although the Board of Directors believed that the Company Termination Fee was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing proposal for the Company following the announcement of the Transactions.

  •
  The fact that Parent requires substantial third party debt financing for the Transactions and that in the event that the lenders do not provide the debt financing under the Debt Commitment Letter, the Company will not be able to specifically enforce Parent's obligations to consummate the Transactions (and would instead in certain circumstances be entitled to payment of the Parent Termination Fee or to seek to have Parent enforce its rights under the Debt Commitment Letter, each as provided under the Merger Agreement).

  •
  The fact that the Company's monetary remedy in connection with a breach of the Merger Agreement (including in the case of fraud or willful and material breach) by Parent or Purchaser is limited to the Parent Termination Fee and may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or Purchaser.

  •
  The absence of assurance that all conditions to the parties' obligations, including with respect to required antitrust approvals and the Financing, to complete the Offer or the Merger will be satisfied.

  •
  The potential effect of the public announcement of the Merger Agreement, including effects on the Company's revenues, customers, operating results and share price and the Company's ability to attract and retain key management and personnel.

  •
  The risks and costs to the Company if the Transactions do not close, including negative effects on the trading price of the Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company's business, vendor and customer relationships.

  •
  The restrictions on the conduct of the Company's business prior to the consummation of the Transactions, requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that may arise or any other actions the Company would otherwise take with respect to its operations pending consummation of the Transactions.

  •
  The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Transactions are not consummated, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions.

  •
  The fact that as an all-cash transaction the Transactions would be taxable to the Company's stockholders for U.S. federal income tax purposes, although the Board of Directors believed that this was mitigated by the fact that the entire consideration payable in the Transactions would be cash, providing adequate cash for the payment of any taxes due.

  •
  The fact that certain executive officers and directors of the Company may have interests in the Transactions that are different from, or in addition to, those of the Company's stockholders (see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors").

  •
  The risk of litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

        The foregoing discussion of the factors considered by the Board of Directors is not intended to be exhaustive, but rather includes the principal material positive factors and material negative factors considered by the Board of Directors. While the Board of Directors considered potentially positive and potentially negative factors, the Board of Directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The Board of Directors collectively reached the conclusion to approve the Transactions, in light of the various factors described above and other factors that the members of the Board of Directors believed were appropriate. In view of the number and variety of factors and the amount of information considered, the Board of Directors did not find it practicable, nor did they attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors

(iii)  Certain Unaudited Prospective Financial Information

        Except for annual guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In the normal course of its financial planning, management of the Company prepared and provided to the Board of Directors, American Securities, Parent, Goldman Sachs and Centerview projections, and directed Goldman Sachs and Centerview to use the projections in connection with the rendering of their fairness opinions to the Board of Directors and performing their related financial analysis, as described above under the heading "—Opinions of Financial Advisors".

        The projections were prepared by our management for internal use. The projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles ("GAAP"). Neither the Company's independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the projections or expressed any opinion or any form of assurance related thereto. The summary of the projections is included in this Schedule 14D-9 solely to give the Company's stockholders access to certain financial projections that were made available to the Board of Directors, American Securities, Parent, Goldman Sachs and Centerview, and is not being included in this Schedule 14D-9 to influence a Company stockholder's decision whether to tender Shares in the Offer or for any other purpose.

        The projections while presented with numerical specificity necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of our management. Because the projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The projections for 2017 through 2021 were based on a long range planning model that management prepared and provided to the Board of Directors, American Securities, Parent, Goldman Sachs and Centerview.

        The primary assumptions included in these projections were patient transport revenue growth at a compound annual growth rate ("CAGR") of 5.9% between 2018 and 2021 and tourism revenue growth at a CAGR of 5.0% between 2018 and 2021. The projections included assumptions for greenfield expansions, hospital-based conversions and retention of volume for certain targeted base consolidations during 2017-2021. The projections also assumed certain capital expenditure and an increase in expenses for 2017 and between 2018 and 2021.

        Important factors that may affect actual results and result in the projections not being achieved include, but are not limited to, the size, structure and growth of the Company's air medical services, United Rotorcraft Division and Tourism Division; the collection rates for patient transports; collection of future price increases for patient transports; requests for air medical services; shifts in payer mix resulting in a decrease of the number of privately insured transports; execution of the integration plan for Tri-State Care Flight; the continuation and/or renewal of air medical service contracts; general trends in the health care industry; weather conditions across the United States; development and changes in laws and regulations, including increased regulation of the health care and aviation industry through legislative action and revised rules and standards; and other risk factors described in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

        The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the projections, except as otherwise required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or that the projections will be achieved.

        Certain of the projected financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

        All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2016 and quarterly and current reports on Form 10-Q and 8-K. Please refer to the discussion entitled "Forward-Looking Statements" under "Item 8. Additional Information".

        In light of the foregoing factors and the uncertainties inherent in the projections, the Company's stockholders are cautioned not to place undue, if any, reliance on the projections.

        The following is a summary of the projections:

	Fiscal years ended December 31,
$ in millions	2017	2018	2019	2020	2021
Revenue	$1,251	$1,316	$1,383	$1,453	$1,526
EBITDA(1)	$324	$349	$375	$401	$428
Unlevered Free Cash Flow(2)	$193	$202	$216	$222	$223

(1)
EBITDA is a non-GAAP measure. It consists of earnings before interest expense, taxes, depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations or other measure under U.S. GAAP. The following table shows a reconciliation from income from continuing operations before income taxes to EBITDA for the periods indicated:

	Fiscal years ended December 31,
$ in millions	2017	2018	2019	2020	2021
Net income	$121	$140	$160	$182	$205
Income taxes	77	89	102	116	131
Interest expense	30	28	23	14	5
Depreciation and Amortization	96	92	89	89	88
EBITDA	$324	$349	$375	$401	$428
(2)
Unlevered Free Cash Flow is a non-GAAP measure. It is defined for purposes of these projections as EBIT less income tax expense (based on a tax rate of 39%), plus change in deferred tax liabilities, depreciation and amortization, less capital expenditures, plus proceeds from the sale of assets, less changes in working capital. Unlevered Free Cash Flow does not represent funds available for the Company's discretionary use and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. Unlevered Free Cash Flow presented below is not reconciled to the most directly comparable GAAP financial measure because assumptions about the information required to calculate and reconcile the most directly comparable GAAP financial measure are not available without unreasonable efforts, were not prepared by Company's management and were not available to or presented to the Board of Directors either at the time that they were presented to the Board of Directors or at any other time. The probable significance of the unavailable information is that such GAAP financial measure may be materially different from the corresponding non-GAAP financial measure.

(iv)  Opinions of Financial Advisors

Opinion of Goldman, Sachs & Co.

        At a meeting of the Board of Directors, Goldman Sachs rendered to the Board of Directors its oral opinion on March 13, 2017, subsequently confirmed in a written opinion, dated as of March 14, 2017, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs' written opinion, the $43.00 in cash per Share to be paid to the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated March 14, 2017, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex I. The summary of the Goldman Sachs opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs' written opinion. Goldman Sachs' advisory services and opinion were provided for the information and assistance of the Board of Directors in connection with its consideration of the proposed Transactions and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2016;

  •
  certain other communications from the Company to its stockholders;

  •
  certain publicly available research analyst reports for the Company; and

  •
  certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs' use by the Company, which we refer to as the "Forecasts" and which are summarized below under "Item 4—Certain Unaudited Prospective Financial Information" of this Schedule 14D-9.

        Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the healthcare services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs, with the consent of the Board of Directors, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Board of Directors that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the

Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Transactions will be obtained without any adverse effect on the expected benefits of the proposed Transactions in any way meaningful to its analysis. Goldman Sachs assumed that the proposed Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

        Goldman Sachs's opinion does not address the underlying business decision of the Company to engage in the proposed Transactions, or the relative merits of the proposed Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs's opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date of the opinion, of the $43.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement, the proposed Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the proposed Transactions, including, the fairness of the proposed Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the proposed Transactions, whether relative to the $43.00 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the proposed Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs's advisory services and its opinion were provided for the information and assistance of the Board of Directors in connection with its consideration of the proposed Transactions and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of shares of Shares should vote with respect to any other matter. Goldman Sachs's opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 13, 2017 and is not necessarily indicative of current market conditions.

Implied Premia and Multiple Analysis

        Goldman Sachs calculated the $43.00 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement in relation to:

  •
  the closing price per Share as of March 13, 2017;

  •
  the closing price per Share as of January 31, 2017, the day before The Wall Street Journal published an article reporting that the Company was exploring a potential sale;

  •
  the volume weighted average price for the Shares over the 30-day period ended January 31, 2017; and

  •
  the highest trading price for the Shares over the 52 week period ended January 31, 2017.

        The results of these calculations are as follows:

Reference Price Per Share	Implied Premium Represented by the $43.00 Per Share
March 13, 2017 Closing Price of $41.40	3.9%
January 31, 2017 Closing Price of $35.70	20.4%
30-day VWAP of $34.49	24.7%
52-week high of $40.49	6.2%

        In addition, Goldman Sachs calculated the implied enterprise value for the Company, referred to as the "Implied Enterprise Value," by multiplying the $43.00 per share by the total number of fully diluted Shares outstanding calculated using information provided by the Company's management, and adding to the result the amount of the Company's net debt (debt less cash and cash equivalents, referred to as "Net Debt") as of December 31, 2016.

        Goldman Sachs then calculated the Implied Enterprise Value as multiples of:

  •
  the Company's actual earnings before interest, taxes, depreciation and amortization, or "EBITDA" for the year ended December 31, 2016, as provided by the Company's management; and

  •
  the estimates of the Company's EBITDA for 2017, as reflected in the Forecasts; and

  •
  the median of estimates of the Company's EBITDA for 2017, as published by the Institutional Broker Estimate System, or "IBES" as of March 13, 2017.

        The results of these calculations were as follows:

Implied Transaction Enterprise Value as a multiple of:	Multiples
2016 Actual EBITDA	8.6x
2017 Estimated EBITDA (Forecasts)	7.6x
2017 Estimated EBITDA (IBES)	8.1x

Illustrative Discounted Cash Flow Analyses

        Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company to derive a range of illustrative present values per Share as of December 31, 2016.

        Using mid-year convention and discount rates ranging from 9.0% to 10.5%, derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company's target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted to present value as of December 31, 2016, (a) estimates of the unlevered free cash flow to be generated by the Company for the period from January 1, 2017 to December 31, 2021, as reflected in the Forecasts, and (b) a range of illustrative terminal values for the Company as of December 31, 2021, calculated by applying perpetuity growth rates ranging from 1.0% to 2.0% to the estimate of the terminal year unlevered free cash flow of the Company as reflected in the Forecasts. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs has also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples that are implied by such growth rates and a range of discount rates to be applied to the Company's future unlevered cash flow forecasts. Goldman Sachs then derived a range of illustrative enterprise values for the Company by adding the ranges of present values it derived as described above.

        Goldman Sachs then subtracted from the range of illustrative enterprise values the Net Debt of the Company as of December 31, 2016 to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values by the fully diluted Shares outstanding calculated using information provided by the Company's management, to derive a range of illustrative present values per Share ranging from $36.17 to $52.06.

Illustrative Present Value of Future Share Price Analyses

        Goldman Sachs performed an illustrative analysis to derive a range of illustrative present value per Share as of January 1, 2017.

        Using the Forecasts, Goldman Sachs first derived a range of theoretical values per Share as of January 1 of the years 2017 through 2021, by: (i) applying illustrative one year forward enterprise value / EBITDA multiples ranging from 6.5x to 7.5x to estimates of the Company's EBITDA for that year, as reflected in the Forecasts, to derive a range of implied enterprise values for the Company as of January 1 of each year; (ii) subtracting from the range of implied enterprise values as of January 1 of each year estimated Net Debt of the Company as of December 31 of the prior year as reflected in the Forecasts, to yield a range of implied equity values for the Company as of January 1 of each year; and (iii) dividing the range of implied equity values by the estimated fully diluted weighted average shares of the Company common stock outstanding for 2017 and for the applicable year thereafter, as provided by the Company's management.

        Using an illustrative discount rate of 12.0%, reflecting an estimate of the Company's cost of equity, Goldman Sachs discounted to present value as of January 1, 2017 the range of theoretical values it derived above to yield illustrative present values per Share ranging from $33.23 to $53.27.

Selected Precedent Transactions Analysis

        Goldman Sachs analyzed certain publicly available information relating to the selected acquisition transactions listed below announced since August 2010 involving target companies in the healthcare services industry.

        Using publically available information, for each of the selected transactions, Goldman Sachs calculated the implied enterprise value of the applicable target company, calculated using the consideration paid in the applicable transaction, as a multiple of the target company's EBITDA for the last four quarter period ended prior to announcement of each respective transaction (except for the July 2015 Rural/Metro transaction which multiple was based on EBITDA for the last four quarter period ended September 30, 2015), which we refer to as "LTM EBITDA". The results of these calculations are set forth below.

Announcement Date	Target	Acquiror	EV / LTM EBITDA
July 2015	Rural/Metro Corporation	Envision Healthcare Corporation	10.7x
March 2015	Air Medical Group Holdings, Inc.	KKR & Co. L.P.	8.7x
June 2011	Omniflight Helicopters Inc.	Air Methods Corporation	8.0x
March 2011	Rural/Metro Corporation	Warburg Pincus LLC	9.6x
February 2011	Emergency Medical Services Corporation	Clayton, Dubilier & Rice, LLC	9.7x
August 2010	Air Medical Group Holdings, Inc.	Bain Capital, LLC	9.4x
Range			8.0 - 10.7
Median			9.5x

        While none of the companies that participated in the selected transactions are directly comparable to the Company, the target companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company's results, market size and services profile.

        Based on the results of the foregoing calculations and Goldman Sachs' analyses of the various transactions and its professional judgment, Goldman Sachs applied a reference range of LTM EBITDA multiples of 8.0x to 10.5x to the Company's actual EBITDA for 2016, as provided by the Company's management, to derive a range of implied enterprise values for the Company. Goldman Sachs subtracted from the range of implied enterprise values the amount of the Company's Net Debt as of December 31, 2016 and divided the result by the total number of fully diluted Shares outstanding calculated using information provided by the Company's management, to derive a reference range of implied per share value for the Company of $38.46 to $57.55.

Premia Paid Analysis

        Goldman Sachs analyzed the premia paid in (i) all acquisition transactions announced during the five years prior to March 13, 2017 with a transaction value of $300 million or more involving target companies in the healthcare services/providers industry (including hospitals), referred to as "HC Services/Providers"; (ii) all acquisition transactions announced during the five years prior to March 13, 2017 with a transaction value ranging from $1 billion to $5 billion involving U.S. target companies in all industries (excluding transactions with 1-day premia greater than 100%), referred to as "All U.S." and (iii) all going-private acquisition transactions announced during the five years prior to March 13, 2017 with a transaction value ranging from $1 billion to $5 billion involving public target companies in all industries (excluding transactions with 1-day premia greater than 100%), referred to as "Public to Private." With respect to each of these transactions, Goldman Sachs reviewed the implied premium of the price paid in the transactions to the closing stock price of the target company in the last day prior to the announcement of the transaction as published by Thompson Reuters. The following table presents the results of this review:

Percentile	Category	Premium
25th Percentile	HC Services/Providers	12%
	All U.S.	13%
	Public to Private	9%
Median	HC Services/Providers	28%
	All U.S.	25%
	Public to Private	24%
75th Percentile	HC Services/Providers	50%
	All U.S.	38%
	Public to Private	31%

        Although none of the selected transactions is directly comparable to the transaction contemplated by the Merger Agreement, the target companies in the selected transactions were companies with operations, geography and size, and other factors that, for the purposes of analysis, may be considered similar to the Company, and as such, for purposes of analysis, the selected transactions may be considered similar to the transaction contemplated by the Merger Agreement.

        Based on its review of the implied premia for the selected transactions and its professional judgment and experience, Goldman Sachs applied a range of illustrative premiums of 10.0% to 40.0% to the closing price per Share as of January 31, 2017, the day before The Wall Street Journal published an article reporting that the Company was exploring a potential sale. This analysis resulted in a range of implied values from $39.27 to $49.98 per Share.

General

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs's opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed Transactions.

        Goldman Sachs prepared these analyses for purposes of providing its opinion to the Board of Directors as to the fairness from a financial point of view, as of the date of the opinion, of the $43.00 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The Offer Price was determined through arm's-length negotiations between the Company and American Securities and was approved by the Board of Directors. Goldman Sachs did not recommend any specific amount of consideration to the Company or that any specific amount of consideration constituted the only appropriate consideration for the proposed Transactions.

        As described above, Goldman Sachs' opinion was one of many factors taken into consideration by the Board of Directors in considering the proposed Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Board of Directors and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I to this Schedule 14D-9.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including American Securities, an affiliate of Parent, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the proposed Transactions. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the proposed Transactions. Goldman Sachs expects to receive fees for its services in connection with the proposed Transactions all of which are contingent upon consummation of the proposed Transactions, and the Company has agreed to reimburse certain of Goldman Sachs' expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs' engagement.

        Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation. During the two year period ended March 14, 2017, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to the Company and/or its affiliates of approximately $0.3 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to American Securities and/or its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint lead agent of Tekni-Plex, Inc., a portfolio company of American Securities, First Lien Term Loan (aggregate principal amount of approximately $400,000,000) in April 2015; as joint lead arranger of Learning Care Group Inc., a portfolio company of American Securities, Senior Secured First Lien Term B Loan (aggregate principal amount of approximately $318,000,000) in May 2015; as solicitation agent in connection with Unifrax I LLC ("Unifrax"), a portfolio company of American Securities, consent solicitation with respect to its 7.5% Senior Secured Notes due 2019 (aggregate principal amount of approximately $205,000,000) in May 2015; as financial advisor to Unifrax, in connection with its acquisition of a 29% stake in Shandong Luyang Share Co. Ltd. in May 2015; as joint lead arranger and joint book runner of Metaldyne Performance Group Inc., a portfolio company of American Securities, Senior Secured Credit Facility (aggregate principal amount of approximately $1,328,000,000) in May 2015; as lead arranger of Unifrax's Senior Secured Credit Facility (aggregate principal amount of approximately €457,000,000) in June 2015; and as joint lead arranger of American Securities' credit facility (aggregate principal amount of approximately $460,000,000) in November 2016. During the two year period ended March 14, 2017, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to American Securities and/or its affiliates and portfolio companies of approximately $11.5 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company and Parent and their respective affiliates and to American

Securities and its affiliates and portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with American Securities and its affiliates from time to time and may have invested in limited partnership units of affiliates of American Securities from time to time and may do so in the future.

        The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed Transactions. Pursuant to an engagement letter dated December 14, 2016, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between the Company and Goldman Sachs, provides for a transaction fee that is estimated, based on the information available as of the date of announcement at approximately $17.4 million, all of which is contingent upon consummation of the proposed Transactions. In addition, the Company agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Centerview Partners LLC

        The Company retained Centerview as financial advisor to the Board of Directors in connection with the Transactions. In connection with this engagement, the Board of Directors requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) each share of Common Stock owned by the Company as treasury stock, or owned by Parent or Purchaser (including any shares of Common Stock acquired by Purchaser in the Offer), (ii) shares of Common Stock for which the holder is entitled to and properly demands appraisal and (iii) shares of Common Stock held by any affiliate of the Company or Parent, which are collectively referred to as "Excluded Shares" throughout this section), of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On March 13, 2017, Centerview rendered to the Board of Directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 14, 2017 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of Centerview's written opinion, dated March 14, 2017, which describes, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex II hereto and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below and elsewhere in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Centerview's written opinion, a copy of which is attached to this Schedule 14D-9 as Annex II. Centerview's financial advisory services and opinion were provided for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview's opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview's opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Transactions or otherwise act with respect to the Transactions or any other matter.

        The full text of Centerview's written opinion should be read carefully in its entirety, including for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

        In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

  •
  an execution copy of the Merger Agreement dated March 14, 2017;

  •
  Annual Reports on Form 10-K of the Company for the years ended December 31, 2016, December 31, 2015 and December 31, 2014;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain publicly available research analyst reports for the Company;

  •
  certain other communications from the Company to its stockholders; and

  •
  certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview's analysis. Such projections are summarized in "Item 4—Certain Unaudited Prospective Financial Information" of this Schedule 14D-9 and are collectively referred to as the "Forecasts," and which are collectively referred to as the "Internal Data."

        Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

        Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company's consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company's direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company's direction, on the Internal Data for purposes of Centerview's analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company's direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company's direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview's analysis or Centerview's opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview's analysis or Centerview's opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

        Centerview's opinion expressed no view as to, and did not address, the Company's underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview's written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview's opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview's written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview' written opinion. Centerview's opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Transactions or otherwise act with respect to the Transactions or any other matter. Centerview's financial advisory services and its written opinion were provided for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview's opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

        The following is a summary of the material financial analyses prepared and reviewed with the Board of Directors in connection with Centerview's opinion, dated March 14, 2017. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview's view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview's financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 13, 2017 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Transactions Analysis

        Centerview reviewed and compared certain information relating to selected transactions in the medical transportation and related industries that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions.

        The selected transactions were:

Transaction Announcement	Target	Acquiror
July 2015	Rural/Metro Corporation	Envision Healthcare Corporation
March 2015	Air Medical Group Holdings, Inc.	KKR & Co. L.P.
June 2011	OF Air Holdings Corporation (parent corporation of Omniflight Helicopters, Inc.)	Air Methods Corporation
March 2011	Rural/Metro Corporation	Warburg Pincus LLC
February 2011	Emergency Medical Services Corporation	Clayton, Dubilier & Rice, LLC
August 2010	Air Medical Group Holdings, Inc.	Bain Capital, LP

        No company or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. The companies included in the selected transactions listed above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected transaction analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not rely solely on the quantitative results of the selected precedent transaction analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

        Financial data for the selected transactions was based solely on publicly available information at the time of the announcement of the relevant transactions (except for the July 2015 Rural/Metro transaction, for which certain information was based on the period ending September 30, 2015) that Centerview obtained from SEC filings, press releases, subscription-based data sources, news reports and other Wall Street research.

        Using publicly available information, Centerview calculated, for each of the selected transactions set forth above, among other things, the enterprise value (calculated, to the extent publicly available, as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, other equity awards and other convertible securities) plus the book value of debt, preferred stock and noncontrolling interests less cash and cash equivalents) implied for the applicable target company based on the consideration payable in the applicable selected transaction as a multiple of the target company's last-twelve-months, or LTM, adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, for the period ended prior to the transaction announcement (except for the July 2015 Rural/Metro transaction which multiple was based on EBITDA for the LTM period ending September 30, 2015).

        The results of this analysis are summarized as follows:

Enterprise Value/
Selected Transactions	LTM EBITDA
Minimum	8.0x
Maximum	10.7x

        Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of multiples of 8.0x to 10.5x to the EBITDA for the Company for the fiscal year ended December 31, 2016, which resulted in an implied per share equity value range for the Shares of approximately $38.50 to $57.50. Centerview compared these ranges to the Offer Price to be paid to the holders of Shares pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

        Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        Centerview calculated a range of illustrative enterprise values for the Company by (a) discounting to present value as of December 31, 2016, using discount rates ranging from 9.5% to 10.5% (reflecting Centerview's analysis of the Company's weighted average cost of capital): (i) the forecasted fully-taxed unlevered free cash flows for the Company over the period beginning January 1, 2017 and ended December 31, 2021, as reflected in the Forecasts, and (ii) a range of illustrative terminal values of the Company, calculated by Centerview applying perpetuity growth rates to the Company fully-taxed unlevered free cash flows for the terminal year ranging from 1.0% to 2.5% and (b) subtracting from the foregoing results the book value of the Company's net debt as of December 31, 2016. The cost of equity was derived by application of the Capital Asset Pricing Model, which requires the risk-free rate, certain financial metrics for the United States financial markets generally and certain Company-specific inputs, including the target capital structure, marginal cash tax rate and beta. The weighted average cost of capital was then calculated by weighting the cost of equity and the Company-specific after-tax cost of long-term debt, by the Company's target capital structure. The range of perpetuity growth rates was estimated by Centerview utilizing its professional judgment and experience, taking into account the Forecasts and various other factors, including market expectations regarding long-term real growth of gross domestic product and inflation. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares based on the Internal Data to derive an implied equity value range for the Shares of approximately $36.20 to $50.20 per share. Centerview compared these ranges to the $43.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

        Centerview noted for the Board of Directors certain additional factors solely for information purposes, including, among other things, the following:

  •
  historical trading prices for the Shares for the 52-week period ended March 13, 2017, which reflected low and high stock closing prices for the Shares during this period of approximately $24.75 and $43.10, and Centerview also noted the 52-week high stock closing price for the Shares during the period ended March 1, 2017, the day prior to media speculation about a potential sale of the company, of $40.49; and

  •
  stock price targets for Company Common Stock in Wall Street research analyst reports publicly available as of March 13, 2017, which indicated the latest available low and high stock price targets for Company Common Stock ranging from $39.00 to $50.00 per Share.

General

        The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        Centerview's financial analyses and opinion were only one of many factors taken into consideration by the Board of Directors in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of the Company with respect to the Offer Price or as to whether the Board of Directors would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm's-length negotiations between the Company and Parent and was approved by the Board of Directors. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

        Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of Centerview's written opinion, Centerview has not (except for the Transactions) been engaged to provide financial advisory or other services to the Company, and has not received any compensation from the Company during that period. In the two years prior to the date of Centerview's written opinion, Centerview has not been engaged to provide financial advisory or other services to Parent, Purchaser or American Securities Management L.P. ("Sponsor"), and has not received any compensation from Parent, Purchaser or Sponsor. Centerview may provide investment banking and other services to or with respect to the Company, Parent, Sponsor or their respective affiliates and portfolio companies of Sponsor in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates' directors, officers, members and employees, or family members of such persons, (ii) of its affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Sponsor or any of their respective affiliates and portfolio companies of Sponsor, or any other party that may be involved in the Transactions.

        The Board of Directors selected Centerview as its financial advisor in connection with the Transactions based on Centerview's reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

        In connection with Centerview's services as the financial advisor to the Board of Directors, the Company has agreed to pay Centerview an aggregate fee of approximately $17.4 million, all of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview's expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview's engagement.

(v)
Intent to Tender

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        Pursuant to an engagement letter dated December 14, 2016, the Company engaged Goldman Sachs to act as its financial advisor in connection with the proposed Transactions. The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement at approximately $17.4 million, all of which is contingent upon consummation of the proposed Transactions. If following or in connection with the termination or non-consummation of the Transactions, the Company receives a break-up or termination expense reimbursement or other fee or payment, the Company will pay to Goldman Sachs a portion of such fee or payment. In addition, the Company agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

        Pursuant to an engagement letter dated as of December 15, 2016 between the Company and Centerview, the Company has agreed to pay Centerview for its services in connection with the proposed Transactions a fee in the approximate amount of $17.4 million, which is contingent upon consummation of the Transactions. If following or in connection with the termination or abandonment of the Transactions, the Company or any of its affiliates receives a break-up or termination expense reimbursement or other fee or payment, the Company will pay to Centerview a portion of such fee or payment. In addition, the Company agreed to reimburse Centerview for certain of its reasonable and documented expenses, as well as its reasonable legal fees, and to indemnify Centerview and related persons against various liabilities related to or arising out of the engagement letter or any matter or transaction contemplated thereby.

        Neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders on its behalf with respect to the Offer.

        The information set forth in Item 4. "The Solicitation or Recommendation" is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

        During the past 60 days, except for the scheduled vesting of Options, RSUs and Restricted Shares in the ordinary course, no transactions with respect to Shares have been effected by the Company or, to the Company's knowledge, any of the Company's directors, executive officers, affiliates or any of the Company's subsidiaries.

Item 7.    Purposes of the Transaction, Plans or Proposals.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

  •
  (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        We have agreed that, from the date of the Merger Agreement to the Offer Acceptance Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, directly or indirectly solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 11—"Purpose of the Offer and Plans for Air Methods; Transaction Documents" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated herein by reference.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Golden Parachute Compensation

        See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation," which is incorporated by reference herein.

Conditions of the Offer

        The information set forth in Section 13—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

Stockholder Approval Not Required

        On March 14, 2017, the Board of Directors (i) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company's stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their Shares in the Offer.

        If Purchaser satisfies the Minimum Condition, it will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

        A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a "business combination" (defined to include mergers, among other things) with an "interested stockholder" (defined generally to include a person who beneficially owns or acquires 15% or more of a Delaware corporation's outstanding voting stock and the affiliates and associates of such person) for a period of three years following the time such person became an "interested stockholder" unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the Board of Directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, or (iii) the business combination is approved by the corporation's Board of Directors and the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the person.

        In accordance with the provisions of Section 203 of the DGCL, the Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

Notice of Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights in accordance with Section 262 of the DGCL.

        The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex III. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is March 23, 2017), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective time of the Merger to all the Company's stockholders who delivered a written demand to the Company (in accordance with the first bullet above) within ten days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to Air Methods Corporation, Attention: Corporate Secretary, 7211 South Peoria, Englewood, Colorado 80112. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

        Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the "Delaware Court") demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Offer Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. If immediately before the Merger the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

Determination of Fair Value

        After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. Should any holder properly notify the Surviving Corporation that he, she or it intends to seek appraisal as described above, the Surviving Corporation intends to make such payment to the holder thereof in order to eliminate any accrual of interest.

        In determining the value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Delaware Court's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys' fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

        From and after the Effective Time, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, in cash, net of applicable withholding taxes and without interest. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

        The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex III to this Schedule 14D-9.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

        As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

        Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the applicable filing of Premerger Notification and Report Form with respect to the Offer, unless a Request For Additional Information and Documentary Material is received from the U.S. Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance with such request, unless the Antitrust Division or the FTC terminates the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time.

        However, at any time before or after Purchaser's acquisition of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Purchaser or the Company or their respective subsidiaries or affiliates. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable, seeking similar relief or seeking conditions to the completion of the Offer. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances.

        The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

If any such challenge is threatened or commenced by the Antitrust Division or the FTC or any state or other person, the consummation of the Offer or the Merger may be delayed or fail to be completed.

        Under the HSR Act, each of Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made on March 20, 2017.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results and condition of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2016 and other Company filings made with the SEC.

Cautionary Note Regarding Forward-Looking Statements

        This Schedule 14D-9 contains forward-looking information relating to the Company and the proposed Transactions that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements that are not historical facts. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential," or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed Transactions; Parent's plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company; industry, business strategy, goals and expectations concerning the Company's market position, future operations, future performance and profitability; the anticipated timing of closing of the Transactions; and the projections (including statements regarding projected revenue, EBITDA, EBIT and Unlevered Cash Flow). Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing of the Transactions (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many Company's stockholders will tender their Shares in the Offer and the possibility that the Transactions do not close; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; risks regarding the failure to obtain the necessary financing to complete the Transactions; risks related to the Financing entered into in connection with the Transactions; risks related to the potential impact of the announcement or consummation of the Transactions on the Company's important relationships, including with employees, suppliers and customers; disruption from the Transactions making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the Transactions on the market price of the Shares and on the Company's operating results; significant transaction costs; the risk of litigation and/or regulatory actions related to the Transactions; the possibility that competing offers will be made; risks related to the ability to realize the anticipated benefits of the Transactions, including the possibility that the expected benefits from the Transactions will not be realized or will not be realized within the expected time period; risks related to the size, structure and growth of the Company's air medical services, United Rotorcraft Division and Tourism Division; risks related to the collection rates for patient transports; risks related to collection of future price increases for patient transports; risks related to requests for air medical services; risks related to shifts in payer mix resulting in a decrease of the number of privately insured transports; risks related to execution of the integration plan for Tri-State Care Flight; the continuation and/or renewal of air medical service contracts; risks related to general trends in the health care industry; risks related to weather conditions across the United States; and risks related to development and changes in laws and regulations, including increased regulation of the health care and aviation industry through legislative action and revised rules and standards. Other factors that may cause actual results to differ materially include those that are set forth in the Tender Offer Statement on Schedule TO and other tender offer documents filed by Parent and Purchaser. Many of these factors are beyond Company's control. A further description of risks and uncertainties relating to the Company can be found in its Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov. Unless otherwise required by applicable law, the Company disclaims any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Item 9.    Exhibits.

(a)(1)	Offer to Purchase, dated March 23, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent, filed with the SEC on March 23, 2017 (the "Schedule TO"))
(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(6)
Press release, dated as of March 14, 2017, issued by Air Methods Corporation and American Securities LLC (incorporated by reference to Exhibit 99.1 to Air Methods Corporation's Schedule 14D-9C, filed with the SEC on March 14, 2017)
(a)(7)
Employee Letter, dated March 14, 2017 from the Chief Executive Officer of Air Methods Corporation (incorporated by reference to Exhibit 99.2 to Air Methods Corporation's Schedule 14D-9C, filed with the SEC on March 14, 2017)
(a)(8)	Employee Frequently Asked Questions, dated March 14, 2017 (incorporated by reference to Exhibit 99.3 to Air Methods Corporation's Schedule 14D-9C, filed with the SEC on March 14, 2017)
(a)(9)	Summary Advertisement as published in The New York Times on March 23, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)
(a)(10)	Opinion dated March 14, 2017 of Goldman, Sachs & Co. to the Board of Directors of Air Methods Corporation (included as Annex I to this Schedule 14D-9)
(a)(11)	Opinion dated March 14, 2017 of Centerview Partners LLC to the Board of Directors of Air Methods Corporation (included as Annex II to this Schedule 14D-9)
(e)(1)
Agreement and Plan of Merger, dated as of March 14, 2017 among Air Methods Corporation, ASP AMC Intermediate Holdings, Inc., and ASP AMC Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Air Methods Corporation's Current Report on Form 8-K filed with the SEC on March 14, 2017)
(e)(2)
Equity Commitment Letter and Limited Guarantee, dated as of March 14, 2017, by and between Parent, American Securities Partners VII, L.P., American Securities Partners VII(B), L.P. and American Securities Partners VII(C), L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(3)
Confidentiality Agreement, dated September 2, 2016, between Air Methods Corporation and American Securities LLC, as amended on February 13, 2017 (incorporated by reference to Exhibit (d)(3) to the Schedule TO)
(e)(4)
Second Amended and Restated Air Methods Corporation 2006 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to Air Methods Corporation's Current Report on Form 8-K filed on December 3, 2012)

(e)(5)	Form of 2006 Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.4 to Air Methods Corporation's Annual Report on Form 10-K filed on March 12, 2009)
(e)(6)	Form of 2006 Plan Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 to Air Methods Corporation's Annual Report on Form 10-K filed on February 29, 2012)
(e)(7)	Form of 2006 Plan Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.5 to Air Methods Corporation's Annual Report on Form 10-K filed on February 29, 2012)
(e)(8)	Air Methods 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Air Methods Corporation's Current Report on Form 8-K filed on May 27, 2015)
(e)(9)	Form of 2015 Plan Restricted Stock Agreement (incorporated by reference to Exhibit 10.6 to Air Methods Corporation's Annual Report on Form 10-K filed on March 1, 2017)
(e)(10)	Form of 2015 Plan Stock Option Agreement (Incentive Stock Options) (incorporated by reference to Exhibit 10.7 to Air Methods Corporation's Annual Report on Form 10-K filed on March 1, 2017)
(e)(11)
Air Methods Corporation Performance Pay Plan, adopted by Air Methods Corporation's Board of Directors on September 30, 2011, as approved by Air Methods Corporation's stockholders at the 2012 Annual Meeting (incorporated by reference to Exhibit 10.1 to Air Methods Corporation's Current Report on Form 8-K filed on October 6, 2011)
(e)(12)	Form of Performance-Based Share Unit Award Agreement (incorporated by reference to Exhibit 10.1 to Air Methods Corporation's Quarterly Report on Form 10-Q filed on November 7, 2014)
(e)(13)
Amended and Restated Employment Agreement between Air Methods Corporation and Aaron D. Todd, dated September 24, 2012 (incorporated by reference to Exhibit 10.5 to Air Methods Corporation's Current Report on Form 8-K filed on September 28, 2012)
(e)(14)
First Amendment to Amended and Restated Employment Agreement between Air Methods Corporation and Aaron D. Todd, dated October 1, 2014 (incorporated by reference to Exhibit 10.1 to Air Methods Corporation's Current Report on Form 8-K filed on October 7, 2014)
(e)(15)
Amended and Restated Employment Agreement between the Company and Michael D. Allen, dated September 24, 2012 (incorporated by reference to Exhibit 10.1 to Air Methods Corporation's Current Report on Form 8-K filed on September 28, 2012)
(e)(16)
First Amendment to Amended and Restated Employment Agreement between Air Methods Corporation and Michael D. Allen, dated June 2, 2016 (incorporated by reference to Exhibit 10.14.2 to Air Methods Corporation's Annual Report on Form 10-K filed on March 1, 2017)
(e)(17)
Second Amendment to Amended and Restated Employment Agreement between Air Methods Corporation and Michael D. Allen, dated July 2, 2016 (incorporated by reference to Exhibit 10.2 to Air Methods Corporation's Current Report on Form 8-K filed on July 8, 2016)
(e)(18)
Amended and Restated Employment Agreement between the Company and Trent J. Carman, dated September 24, 2012 (incorporated by reference to Exhibit 10.2 to the Air Methods Corporation's Current Report on Form 8-K filed on September 28, 2012)

(e)(19)	Amended and Restated Employment Agreement between Air Methods Corporation and Crystal Gordon, dated September 24, 2012 (incorporated by reference to Exhibit 10.9 to Air Methods Corporation's Annual Report on Form 10-K filed on March 3, 2014)
(e)(20)
First Amendment to Amended and Restated Employment Agreement between Air Methods Corporation and Crystal Gordon, dated July 8, 2016 (incorporated by reference to Exhibit 10.4 to Air Methods Corporation's Current Report on Form 8-K filed on July 8, 2016)
(e)(21)
Employment Agreement between Air Methods Corporation and David M. Doerr, dated October 21, 2013 (incorporated by reference to Exhibit 10.10 to Air Methods Corporation's Annual Report on Form 10-K filed on March 3, 2014)
(e)(22)
First Amendment to Employment Agreement between Air Methods Corporation and David M. Doerr, dated July 8, 2016 (incorporated by reference to Exhibit 10.3 to Air Methods Corporation's Current Report on Form 8-K filed on July 8, 2016)
(e)(23)
Employment Agreement between Air Methods Corporation and Peter P. Csapo, dated May 26, 2016 (incorporated by reference to Exhibit 10.1 to Air Methods Corporation's Current Report on Form 8-K filed on June 1, 2016)
(e)(24)
First Amendment to Employment Agreement between Air Methods Corporation and Peter P. Csapo, dated July 8, 2016 (incorporated by reference to Exhibit 10.2 to Air Methods Corporation's Current Report on Form 8-K filed on July 8, 2016)
(e)(25)
Amended and Restated Employment Agreement between the Company and Sharon J. Keck, dated September 24, 2012 (incorporated by reference to Exhibit 10.2 to the Air Methods Corporation's Current Report on Form 8-K filed on September 28, 2012)
(e)(26)
First Amendment to Employment Agreement between Air Methods Corporation and Sharon J. Keck, dated July 8, 2016 (incorporated by reference to Exhibit 10.3 to Air Methods Corporation's Current Report on Form 8-K filed on July 8, 2016)
(e)(27)
Excerpts from Air Methods Corporation's Definitive Proxy Statement on Schedule 14A, filed on April 29, 2016 (incorporated by reference to Air Methods Corporation's Definitive Proxy Statement on Schedule 14A, as amended, filed on April 29, 2016)
(e)(28)
Excerpts from Air Methods Corporation's Current Report on Form 8-K filed with the SEC on June 1, 2016 (incorporated by reference to Air Methods Corporation's Current Report on Form 8-K filed with the SEC on June 1, 2016)
(e)(29)
Excerpts from Air Methods Corporation's Current Report on Form 8-K filed with the SEC on July 8, 2016 (incorporated by reference to Air Methods Corporation's Current Report on Form 8-K filed with the SEC on July 8, 2012)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

AIR METHODS CORPORATION
By:	/s/ CRYSTAL GORDON
	Name:	Crystal Gordon
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: March 23, 2017

ANNEX I

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

March 14, 2017

Board of Directors
Air Methods Corporation
7211 South Peoria
Englewood, Colorado 80112

Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.06 per share (the "Shares"), of Air Methods Corporation (the "Company") of the $43.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of March 14, 2017 (the "Agreement"), by and among ASP AMC Intermediate Holdings, Inc. ("Parent"), ASP AMC Merger Sub, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $43.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company and each outstanding Share (other than Shares already owned by Parent and its subsidiaries and Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $43.00 in cash.

        Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including American Securities LLC ("American Securities"), an affiliate of Parent, and its affiliates and portfolio companies or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction"). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided certain financial advisory and/or underwriting services to American Securities and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead agent of Tekni-Plex, Inc., a portfolio company of American Securities, First Lien Term Loan (aggregate principal amount of approximately $400,000,000) in April 2015; as joint lead arranger of Learning Care Group Inc., a portfolio company of American Securities, Senior Secured First Lien Term B Loan (aggregate principal amount of approximately $318,000,000) in May 2015; as solicitation agent in connection with Unifrax I LLC ("Unifrax"), a portfolio company of American Securities, consent solicitation with respect to its 7.5% Senior Secured Notes due 2019 (aggregate principal amount of approximately $205,000,000) in May 2015; as financial advisor to Unifrax, in connection with its acquisition of a 29% stake in Shandong Luyang Share Co. Ltd. in May 2015; as joint lead arranger and joint book runner of Metaldyne Performance Group Inc., a portfolio company of American Securities, Senior Secured Credit Facility (aggregate principal amount of approximately $1,328,000,000) in May 2015; as lead arranger of Unifrax's Senior Secured Credit Facility (aggregate principal amount of approximately €457,000,000) in June 2015; and as joint lead arranger of American Securities' credit facility (aggregate principal amount of approximately $460,000,000) in November 2016. We may also in the future provide financial advisory and/or underwriting services to the Company and Parent and their respective affiliates and to American Securities and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with American Securities and its affiliates from time to time and may have invested in limited partnership units of affiliates of American Securities from time to time and may do so in the future.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2016; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the healthcare services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the $43.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $43.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $43.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,
/s/ GOLDMAN, SACHS & CO. (GOLDMAN, SACHS & CO.)

ANNEX II

Centerview Partners LLC 31 West 52nd Street New York, NY 10019
March 14, 2017
The Board of Directors Air Methods Corporation 7211 South Peoria Street Englewood, CO 80112

The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.06 per share (the "Shares") (other than Excluded Shares, as defined below), of Air Methods Corporation, a Delaware corporation (the "Company"), of the $43.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into, dated as of March 14, 2017 (the "Agreement") by and among ASP AMC Intermediate Holdings, Inc., a Delaware corporation ("Parent"), ASP AMC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the outstanding Shares (the "Offer") at a price of $43.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Offer, Merger Sub will be merged with and into the Company (the "Merger" and, collectively with the Offer and the other transactions contemplated by the Agreement, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) each share of Common Stock owned by the Company as treasury stock, or owned by Parent or Merger Sub (including any shares of Common Stock acquired by Merger Sub in the Offer) and (ii) shares of Common Stock for which the holder is entitled to and properly demands appraisal (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, "Excluded Shares")) will be converted into the right to receive $43.00 per Share in cash, without interest, (the $43.00 per Share consideration to be paid in the Offer and the Merger, the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
PHONE: (212) 380-2650      FAX: (212) 380-2651      WWW.CENTERVIEWPARTNERS.COM
NEW YORK     •     LONDON     •    SAN FRANCISCO     •    PALO ALTO     •    LOS ANGELES

        We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not, except for our current engagement, been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, Merger Sub or American Securities Management L.P. ("Sponsor"), and we have not received any compensation from Parent, Merger Sub or Sponsor. We may provide investment banking and other services to or with respect to the Company, Parent, Sponsor or their respective affiliates and portfolio companies of Sponsor in the future, for which we may receive compensation. Certain (i) of our and our affiliates' directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Sponsor or any of their respective affiliates and portfolio companies of Sponsor, or any other party that may be involved in the Transaction.

        In connection with this opinion, we have reviewed, among other things: (i) an execution copy of the Agreement dated March 14, 2017; (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2016, December 31, 2015 and December 31, 2014; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the "Forecasts") (collectively, the "Internal Data"). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the execution copy reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or any other party, or the ability of the Company or any other party to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

        We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

        Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

        Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior

III-1

  to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), §253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be

III-2

  sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to

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the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may

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order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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